SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
Report of Independent Accountants
on the Limited Review of
Quarterly Information - ITR
at June 30, 2006

(A free translation of the original in Portuguese)

Report of Independent Accountants
sobre a revisão limitada

To the Board of Directors and Shareholders
Braskem S.A.

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Braskem S.A. for the quarters and periods ended June 30 and March 31, 2006 and June 30, 2005. This information is the responsibility of the Company’s management. The limited reviews of the Quarterly Information (ITR) of the jointly-controlled entity Petroflex Indústria e Comércio S.A. as of June 30 and March 31, 2006 and June 30, 2005 and of the subsidiary Politeno Indústria e Comércio S.A. as of June 30, 2005, representing investments which are recorded under the equity method, were conducted by other independent accountants. Our reviews, insofar as they relate to the amounts of these investments at June 30 and March 31, 2006 in the amounts of R$ 59,317 thousand and R$ 57,063 thousand, respectively, and profit of R$ 1,251 thousand and R$ 37,451 thousand, respectively, for the six-month periods ended June 30, 2006 and 2005, are based solely on the reports of the other independent accountants.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

Braskem S.A.

3 Based on our limited reviews and on the reports of the other independent accountants on the limited reviews of the quarterly information, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 As described in Notes 17(c) and 21 to the Quarterly Information (ITR), Braskem S.A. and certain subsidiaries are parties to significant lawsuits which seek exemption from payment of social contribution on net income and a lawsuit regarding the validity of Clause 4 of the Collective Labor Agreement of the Union of the Employees of Petrochemical, Chemicals, Plastics and Related Companies of the State of Bahia (SINDIQU¥MICA). Based on the opinion of its outside legal advisors and Company management, no material losses are expected from these disputes. Accordingly, the Quarterly Information (ITR) does not include any provisions to cover the possible effects of these lawsuits.

5 Based on the decision of the Federal Supreme Court (STF), the management of the former indirect subsidiary OPP Química S.A., merged into Braskem S.A. in March 2003, recorded an Excise Tax (IPI) credit in the amount of R$ 1,030,125 thousand in the results for the year ended December 31, 2002. Although the National Treasury has filed an appeal of certain aspects of this decision, as described in Note 9, management has concluded, based on the opinion of its legal advisors, that this appeal cannot significantly alter the receivable recorded by the subsidiary.

6 As described in Notes 11, 12, and 13 to the Quarterly Information (ITR), the Company and some of its subsidiaries recognized goodwill on the acquisition of investments based on the fair values of fixed assets and the expected future profitability of the investees. These goodwill balances are being amortized in accordance with the period of return defined in the independent valuation reports and the financial projections prepared by management. The maintenance of the goodwill balances and the current amortization criteria will depend upon the realization of the projected cash flows and income and expenses used by the valuers in determining the fair values, as well as the future profitability of the investees.

Braskem S.A.

7 Our reviews were conducted for the purpose of issuing a report on the limited review of the Quarterly Information (ITR), referred to in the first paragraph, taken as a whole. The statement of cash flows, presented in the Quarterly Information (ITR) to provide supplementary information about the Company, is not a required part of the Quarterly Information (ITR). This information has been subjected to the review procedures described in paragraph 2 and we are not aware of any material modifications that should be made to this statement in order for it to be fairly presented in all material respects in relation to the quarterly information taken as a whole.

Salvador, July 27, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" BA

Marco Aurélio de Castro e Melo
Contador CRC 1SP153070/O-3 "S" BA

Braskem S.A.

Balance Sheets at June 30, 2006 and March 31, 2006
In thousands of reais

Parent company

Assets	6/30/2006	3/31/2006

	(Unaudited)	(Unaudited)

Current assets
Cash and cash equivalents	915,217	1,230,979
Marketabale securities	536,844	8,539
Trade accounts receivable	1,058,597	842,013
Inventories	1,426,759	1,341,643
Taxes recoverable	331,377	305,666
Dividends and interest on capital		13,830
Insurance indemnifications	14,642	14,642
Notes receivable	26,303	33,366
Advances to suppliers	56,902	49,635
Other accounts receivable	47,996	42,342

	4,414,637	3,882,655

Long-term receivables
Marketable securities	83,158	595,885
Trade accounts receivable	25,051	28,546
Inventories	41,306	53,345
Taxes recoverable	597,572	430,389
Deferred income tax	408,586	302,184
Judicial deposits and compulsory loans	95,365	80,979
Related parties	125,033	98,711
Other accounts receivable	24,073	21,232

	1,400,144	1,611,271

Permanent assets
Investments
Associated companies	24,717	24,157
Subsidiaries and jointly-controlled entities	1,738,512	2,007,978
Other investments	8,368	8,364
Property, plant and equipment	5,755,441	5,572,451
Deferred charges	1,501,379	1,251,358

	9,028,417	8,864,308

Total assets	14,843,198	14,358,234

Liabilities and shareholders’ equity	6/30/2006	3/31/2006

	(Unaudited)	(Unaudited)
Current liabilities
Suppliers	2,560,832	2,492,342
Loans and financing	940,540	476,972
Debentures	7,469	36,581
Salaries and social charges	92,831	122,609
Taxes, charges and contributions	108,023	91,055
Income tax and social contribution		5,366
Dividends and interest on capital payable	3,516	290,994
Advances from customers	11,620	31,974
Insurance premiums payable		148
Other accounts payable	36,676	24,629

	3,761,507	3,572,670

Long-term liabilities
Suppliers	26,954	28,921
Loans and financing	3,154,566	3,098,188
Debentures	1,665,994	1,632,965
Taxes, charges and contributions	1,414,969	1,203,806
Deferred taxes and contributions	8,231	8,378
Related parties	12,442	3,164
Provisions for loss on investments	9,196	12,342
Private pension plans	58,554	58,554
Benefit obligation	3,532

Other accounts payable	66,276	64,182

	6,420,714	6,110,500

Deferred income
Negative goodwill on the purchase of investments	23,353	24,506

Shareholders’ equity
Paid-up capital	3,508,272	3,402,968
Capital reserves	400,572	404,198
Treasury stock	(58,873)	(1,905)
Revenue reserves	849,217	849,217
Accumulated losses	(61,564)	(3,920)

	4,637,624	4,650,558

Total liabilities and shareholders’ equity	14,843,198	14,358,234

The accompanying notes are an integral part of this financial information.

Braskem S.A.

Statement of Operations
In thousands of reais

Parent company

	4/1/2006 to	1/1/2006 to	4/1/2005 to	1/1/2005 to
	6/30/2006	6/30/2006	6/30/2005	6/30/2005

	(Unaudited)	(Unandited)	(Unaudited)	(Unaudited)

Gross Sales
Domestic market	2,891,520	5,748,713	3,159,540	6,402,907
Foreign market	584,388	1,034,040	680,229	1,415,784
Deductions from gross sales	(855,135)	(1,644,229)	(911,090)	(1,827,653)

Net sales revenues	2,620,773	5,138,524	2,928,679	5,991,038
Cost of sales and/or services rendered	(2,364,819)	(4,543,999)	(2,337,396)	(4,640,766)

Gross profit	255,954	594,525	591,283	1,350,272

Operating (expenses) income
Selling	(56,842)	(121,564)	(56,635)	(114,208)
General and administrative	(117,526)	(217,293)	(110,960)	(217,703)
Financial
Financial income	51,506	(11,518)	(182,170)	(133,233)
Financial expenses	(276,521)	(278,978)	351,131	64,062
Depreciation and amortization	(97,266)	(184,157)	(104,234)	(205,809)
Other operating income	20,096	166,448	11,720	21,087
Other operating expenses	(6,022)	(61,156)	2,196	(947)
Equity accounting
Equity in the results of investees	20,544	88,992	53,159	73,056
Amortization of (goodwill) negative goodwill, net	25,052	(14,354)	(45,822)	(83,755)
Exchange variation	(729)	4,161	23,793	22,623
Reversal of provision for losses of subsidiaries	3,029	6,469	(1,017)	44,711
Other	2,291	2,291	(1,544)	(1,843)

Operating profit (loss)	(176,434)	(26,134)	530,900	818,313

Non-operating income (loss), net	2,377	2,401	(3,722)	(16,852)

Income (loss) before tax	(174,057)	(23,733)	527,178	801,461
Provision for income tax and social contribution	14,346	(89)	(7,268)	(53,735)
Deferred Income Tax	102,067	85,925	(98,944)	(119,929)

Net income (loss) for the period	(57,644)	62,103	420,966	627,797

The accompanying notes are an integral part of this financial information.

Braskem S.A.

Consolidated Balance Sheets at June 30, 2006 and March 31,
In thousands of reais	(continued)

Consolidated

Assets	6/30/2006	3/31/2006

	(Unaudited)	(Unaudited)
Current assets
Cash and cash equivalent	1,211,165	1,995,312
Marketable securities	250,260	223,349
Trade accounts receivable	1,753,291	1,517,254
Inventories	1,730,158	1,660,691
Taxes recoverable	427,898	365,163
Deferred income tax and social contribution	317	1,213
Dividends and interest on capital receivable		641
Insurance indemnifications	14,642	14,642
Advanced to suppliers	60,751	71,067
Prepaid expenses	31,178	39,169
Related parties	174
Other accounts receivable	60,741	51,502

	5,540,575	5,940,003

Long-term receivables
Marketable securities	1,096	522
Trade accounts receivable	34,018	34,959
Inventories	41,306	56,840
Taxes recoverable	788,797	602,369
Deferred income tax	425,521	313,780
Judicial deposits and compulsory loans	98,201	100,894
Related parties	61,101	63,292
Other accounts receivable	32,917	26,350

	1,482,957	1,199,006

Permanent assets
Investments
Associated companies	24,717	24,157
Jointly-controlled entities	8,614	6,206
Other investments	14,329	34,258
Property, plant and equipment	6,464,522	6,264,400
Deferred charges	2,025,492	2,139,449

	8,537,674	8,468,470

Total assets	15,561,206	15,607,479

Liabilities and shareholders’ equity	6/30/2006	3/31/2006

	(Unaudited)	(Unaudited)
Current liabilities
Suppliers	2,577,806	2,501,276
Loans and financing	1,183,696	1,267,501
Debêntures	7,848	38,411
Salaries and payroll charges	113,291	141,488
Taxes, charges and contributions	141,092	111,726
Income tax and social contribution	53,930	41,564
Dividends and interest on capital payable	4,234	299,567
Advances from customers	13,230	34,264
Related parties	1,698	6,537
Insurance premiums payable	553	823
Other accounts payable	62,085	38,317

	4,159,463	4,481,474

Long-term liabilities
Suppliers	26,954	28,921
Loans and financing	3,449,108	3,090,571
Debentures	1,698,185	1,665,156
Taxes, charges and contributions	1,428,336	1,400,694
Deferred income tax	10,075	10,280
Related parties	4,407	2,924
Provision for loss on investments	9,196	12,342
Private pension plans	64,686	63,030
Long term incentives	3,532

Other accounts payable	75,574	84,534

	6,770,053	6,358,452

Deferred income
Negative goodwill on the purchase of investments	106,106	86,792

Minority interests	21,412	119,671

Shareholders’ equity
Capital	3,508,272	3,402,968
Capital reserves	400,012	403,641
Treasury stock	(119,873)	(15,015)
Revenue reserves	770,649	770,651
Other	557	557
Accumulated losses	(55,445)	(1,712)

	4,504,172	4,561,090

Total liabilities and shareholders’ equity	15,561,206	15,607,479

The accompanying notes are an integral part of this financial information.

	4/1/2006 to	1/1/2006 to	4/1/2005 to	1/1/2005 to
	6/30/2006	6/30/2006	6/30/2005	6/30/2005

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross Sales
Domestic market	3,201,346	6,424,606	3,468,363	7,104,518
Foreign market	895,180	1,544,523	772,267	1,630,504
Deductions from gross Sales	(908,971)	(1,783,419)	(960,650)	(2,012,698)

Net sales revenues	3,187,555	6,185,710	3,279,980	6,722,324
Cost of sales and/or services rendered	(2,805,375)	(5,341,395)	(2,536,115)	(5,075,026)

Gross profit	382,180	844,315	743,865	1,647,298

Operating (expenses) income
Selling	(88,084)	(162,685)	(87,065)	(157,718)
General and administrative	(142,071)	(260,276)	(128,770)	(249,652)
Equity accounting
Equity in the results of investees	4,901	11,358	10,250	22,149
Amortization of (goodwill) negative goodwill, net	26,024	(12,409)	(38,211)	(76,135)
Exchange variation	(366)	(218)	17,276	11,641
Provision for losses in subsidiaries	3,029
Other	2,262	13,503	(1,325)	(1,174)
Depreciation and amortization	(102,796)	(185,300)	(99,326)	(198,172)
Financial expenses	(368,109)	(397,557)	314,796	640
Financial income	102,928	47,639	(182,740)	(124,995)
Other operating income , net	23,873	118,995	11,476	17,477

Operating profit (loss)	(156,229)	17,365	560,226	891,359

Non-operating income (loss), net	2,886	1,499	(3,812)	(16,428)

Income (loss) before income tax and social
contribution	(153,343)	18,864	556,414	874,931
Provision for income tax and social contribution	(687)	(40,927)	(32,219)	(120,757)
Deferred income tax and social contribution	102,032	(91,026	(98,721)	(119,772)

Income before minority interests
Minority interests	(1,736)	(742)	2,609	(637)

Net income (loss) for the period	(53,734)	68,221	428,083	633.765

The accompanying notes are an integral part of this financial information.

Braskem S.A.

Notes to the Fimamcial Statements
At June, 30 and March 31, 2006
In thousands of reais

1 Operations

(a) Braskem S.A. ("Braskem" or the "Company"), with headquarters at Camaçari - BA, and 14 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, engages in the production of basic petrochemicals such as ethene, propene, benzene, and caprolactam, in addition to gasoline and and LPG (cooking gas). The thermoplastic resine segment includes polyethilene, polypropilene, PVC and Polyethilene Teraphtalate (“PET”). The Company also engages in the import and export of chemicals, petrochemicals, fuels, as well as the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia (“Northeast Petrochemical Complex”), and the rendering of services to those companies. The Company also invests in other companies, either as a partner or shareholder.

The Company operations are organized into four business units: Basic Petrochemicals, Polyolefins, Vynils and Business Development. Each unit is responsible for managing its full business cycle.

(b) Formation of Braskem

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main recent events can be summarized as follows:

. The Extraordinary General Meeting held on March 31, 2005 approved the merger of the subsidiary Odequi into the Company, based on the book value of stockholders’ equity at December 31, 2004, in the amount of R$ 1,340,749, according to appraisal report issued by independent experts. The equity variations during the 1st quarter of 2005 were taken to the statement of income of Braskem, as equity in the earnings.

. On April 25, 2005, the capital of Braskem Incorporated Limited (“Braskem Inc”), current company name of CPN Incorporated Limited (“CPN Inc”), was increased by the Company in the amount of US$ 40,000 thousand (equal to R$ 101,400), from US$ 95 thousand to US$ 40,095 thousand, with the issue of 40,000,000 quotas. The capitalization was carried out through cash contributions. This transaction gave rise to: (i) goodwill of R$ 6,579, fully amortized; and (ii) reversal of the provision for losses on the investee, for the same amount of amortized goodwill.

. On April 29, 2005, as disclosed in a Relevant Event notice, Odebrecht S.A. (“Odebrecht”), Nordeste Química S.A. (“NORQUISA”), ODBPAR Investimentos S.A. and Petrobras Química S.A (“Petroquisa”) executed the Second Amendment to Braskem Shareholders’ Agreement, with the Company and Petróleo Brasileiro S.A. – Petrobras (“PETROBRAS”), as intervening parties. Under this amendment, Petroquisa was granted an option to increase its share in the voting capital of the Company by up to 30%, through the subscription of new shares in the following companies: (i) petrochemical companies located in the Petrochemical Complex at Triunfo, State of Rio Grande do Sul, and (ii) other petrochemical companies considered by the Company as strategic. On March 31, 2006, as there was no consensus on the previously agreed-upon terms and conditions, Petroquisa chose not to exercise the option to increase its percentage holding in the voting capital of the Company.

. At a meeting held on June 22, 2005, the Boards of Directors of the Company and Petroquisa approved capital expenditures of US$ 240 million to build a plant for the production of polypropilene at Paulínia, São Paulo. The investment will be made by the joint venture formed at the time of the organization of Petroquímica Paulínia S.A. (“Petroquímica Paulínia”), on September 16, 2005.

. On October 18, 2005, the Company sold to Braskem Distribuidora Ltda. (“Braskem Distribuidora”) 900,000 shares in Braskem Cayman Limited (“Cayman”), representing 100% of its capital, for R$ 174,696, with no goodwill.

. At a meeting held on November 8, 2005, the Board of Directors of the Company approved the organization of an entity in Argentina, named Braskem Argentina S.R.L. (“Braskem Argentina”), as a limited partnership, having as partners the Company and Braskem Distribuidora, holding 98% and 2% of the capital, respectively. Braskem Argentina was formed with a view to seek new markets in that country and increase the export portfolio through its local presence.

. On November 30, 2005, the Company increased the capital of Braskem Distribuidora from R$ 3,542 to R$ 316,490, by the subscription of credits held by the Company with the subsidiary, in the amount of R$ 312,948. The Company recorded goodwill of R$ 223,467 on this transaction, fully amortized.

. On April 4, 2006, as disclosed on a “Communication to the Market”, Braskem acquired from Suzano Petroquímica, Sumitomo Chemical and Itochu Corporation 100% of the common and preferred shares in Politeno Indústria e Comércio S.A. (“Politeno”) held by those companies. Braskem now holds 100% of the voting capital and 96.16% of the total capital of Politeno, a company located in the Northeast Petrochemical Complex, with an annual production capacity of 360 thousand metric tons of polyethilene. The initial amount paid by Braskem was R$ 237.5 million, equal to US$ 111.3 million, of which US$ 60.6 million was paid to Suzano Petroquímica and US$ 50.7 million to the other stockholders. This portion gave rise to a negative goodwill of R$ 73,404, subject to change upon determination of the final amount of the acquisition.

The final amount to be paid for the shares so acquired will be computed based on Politeno’s average performance over the next 18 months subsequent to the execution of the purchase and sale agreement, in accordance with the difference between the prices of polyethilene and ethylene in the Brazilian market. Under the purchase and sale agreement, the value of Politeno’s average performance will be determined on a quarterly basis as from May 2006 and audited by an independent firm.

. The Extraordinary General Meeting held on May 31, 2006 approved the merger of Polialden Petroquímica S.A. (“Polialden”) into the Company, based on the book value of stockholders’ equity as of March 31, 2006, in the amount of R$ 289,941. The exchange ratio of Polialden shares for Braskem shares was determined based on the book value of stockholders’ equity as of March 31, 2006, according to appraisal reports issued by independent experts. Polialden shares held by third parties were replaced with class “A” preferred shares in the Company at the ratio of 33.62 shares in the Company for each 1,000 shares in Polialden, which corresponds to a 6.76% increase on the exchange ratio derived from the Appraisal Reports of the Market Value of Stockholders’ Equity, as shown below:

	Braskem	Polialden

Current number of shares issued	362,523,521	645,253,380

Market value of stockholders’ equity (in R$)	8,202,482,686.96	459,721,902.03

Value per share based on the market value of stockholders’ equity (in R$)	22.626	0.713

Exchange ratio – Stockholders’ equity at market values	31.49	1,000

Book value of stockholders’ equity (in R$)	4,650,559,014.63	289,940,899.44

Value per share based on the book value (in R$)	12.828	0.449

Ratio of exchange of Polialden preferred stock with Braskem class “A” preferred
stock under the merger	33.62	1,000

The equity variations determined during the period from the merger base date and the actual merger were taken to the statement of operations of Braskem, as equity in the earnings.

The balance of goodwill as of the merger date, R$ 337,328, justified based on expected future profitability, was transferred to deferred charges. Negative goodwill, with no economic justification, in the amount of R$ 52, 962, was recorded in the results as “Amortization of goodwill/negative goodwill”.

Upon the merger of Polialden, the Company capital was increased by R$105,304, through the issue of 7,878,725 class “A” preferred shares, totaling R$ 3,508,272, comprising 123,492,142 common, 246,107,138 class “A” preferred, and 803,066 class “B” preferred shares (Note 20(a)). Such shares will be fully entitled to net income for the current year.

The Company and its subsidiaries, as participants in the corporate restructuring process, may be affected by economic and/or corporate aspects as a result of the outcome of this process.

(c) Administrative Council for Economic Defense - CADE

On September 14, 2005, CADE approved by unanimous vote, with no restrictions, the change in control of the Company, which in 2002 had given rise to a notice of potential economic concentration.

(d) Corporate governance

Braskem enrolled in Level 1 of Differentiated Corporate Governance of Bovespa, which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings. The Company intends to reach Level 2 of Bovespa’s Governance in due time.

2 Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the standards and procedures determined by the Brazilian Securities Commission (CVM).

To improve the presentation of, and comparison between, the financial statements of the Company, the consolidated statement of operations for the half year ended June 30, 2005 was adjusted to reflect the proportional consolidation of Petroflex Indústria e Comércio S.A. (“Petroflex”) and the elimination of the proportional consolidation of Companhia de Desenvolvimento Rio Verde (“CODEVERDE”).

When comparing the financial statements at June 30, 2006 and March 31, 2006, one should bear in mind the merger of Polialden (Note 1(b)), which took place on May 31, 2006. The balance sheet of this subsidiary, as of the merger base date, March 31, 2006, is shown below:

Assets		Liabilities and stockholders’ equity

Current assets		Current liabilities
Cash and cash equivalents	177,916	Suppliers	7,415
Trade accounts receivable	42,681	Financing	882
Inventories	82,901	Salaries and payroll charges	3,735
Taxes recoverable	16,048	Taxes and contributions payable	1,555
Prepaid expenses	741	Dividends and interest on own capital
Other accounts receivable	4,144	proposed and payable	14,555

		Advances from customers	349
	324,431	Other accounts payable	1,523

			30,014

Long-term receivables		Long-term liabilities
Inventories	3,495	Financing	874
Taxes recoverable	85,227	Taxes and contributions	185,337
Deferred income tax	4,488	Dividends payable	5,698
Judicial deposits and compulsory loans	21,997	Other liabilities	1,373

Other accounts receivable	617

			193,282

	115,824

Permanent assets		Stockholders’ equity
Investments	5,959	Capital	200,000
Property, plant and equipment	63,086	Capital reserves	66,677
Deferred charges	3,937	Revenue reserves	27,930
		Accumulated losses	(4,666)

	72,982		289,941

Total assets	513,237	Total liabilities and stockholders’ equity	513,237

3 Significant Accounting Policies

(a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company and its subsidiaries include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, deferred charges amortization periods, as well as provisions for contingencies, income tax and other similar amounts. Actual results may differ from the estimates.

(b) Determination of results of operations

Sales revenues are recognized when the risk and product title are transferred to customers. This transfer occurs when the product is delivered to customers or carriers, depending on the type of sales.

The provisions for income tax and Value-Added Tax on Sales and Services (ICMS) are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in capital reserve.

In accordance with the requirements of CVM Deliberation 273 and Instruction 371, the deferred income tax is stated at probable realizable value, expected to occur as described in Note 17(b).

Monetary and foreign exchange variations on assets and liabilities are classified in “Financial income” and “Financial expenses”, respectively.

The Company has recognized in financial results for the year the market value of derivative contracts relating to liabilities indexed to foreign currency or international interest rates. At June 30, 2006, the Company has one outstanding swap contract mentioned in Note 14(f), however this policy does not apply to it due to the contract characteristics, as discussed in that note.

Earnings per share are calculated based on the number of outstanding shares on the balance sheet date.

(c) Current assets and long-term receivables

Cash and cash equivalents comprise primarily cash deposits and marketable securities or investments maturing within 90 days (Note 4).

Marketable securities are valued at the lower of cost or market, including accrued income earned to the balance sheet date. Derivative instruments are valued at their estimated fair values, based on market quotations for similar instruments with respect to future exchange and interest rates.

The allowance for doubtful accounts is set up at an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience, and includes amounts in litigation. To determine the amount of the allowance for doubtful accounts the Company analyzes, on a monthly basis, the amounts and characteristics of trade accounts receivable.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Imports in transit are stated at the accumulated cost of each import. Inventories of maintenance materials (“Warehouse”) are classified in current assets or long-term receivables, considering their history of consumption.

Deferred income tax is recognized upon favorable scenarios for its realization. Periodically, the amounts recorded are reassessed in accordance with CVM Deliberation 273/98 and CVM Instruction 371/02.

Judicial deposits are stated net of the related contingent liabilities.

Other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d) Permanent assets

These assets are stated at cost plus restatements for inflation through December 31, 1995 considering the following:

. investments in subsidiaries, jointly-controlled entities and associated companies are accounted for on the equity method, plus/less unamortized goodwill/negative goodwill. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Goodwill is based on the expected future profitability of the investees and appreciation of the assets, and is amortized over a period of up to 10 years. Goodwill in merged companies is transferred to property, plant and equipment and deferred charges, when based on asset appreciation and future profitability of the investees, respectively. Other investments are carried at the cost of acquisition;

. interests in foreign subsidiaries are valued under the equity accounting method and foreign exchange variances on equity is recorded in a separate account under operating profits. Balance sheet and income statement accounts are converted into Brazilian currency at the exchange rates ruling as of the financial statement date, according to CVM Deliberation 28/86;

. property, plant and equipment is shown at acquisition or construction cost and, as from fiscal year 1997, includes capitalized interest incurred during the construction period. Capitalized interest is added to the assets and depreciated as from the time they become operational;

. depreciation of property, plant and equipment is recorded on the straight-line basis at the rates mentioned in Note 12;

. amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue;

. as from January 2006, in accordance with IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such stoppages occur at scheduled intervals from two to six years and the related expenses are amortized until the beginning of the next maintenance shutdown.

(e) Current and long-term liabilities

These are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable. The provision for loss in subsidiaries is recorded based on the net capital deficiencies (excess of liabilities over assets) of these companies, and is recorded as a long-term liability against the equity results.

Defined-benefit pension plans are accounted for based on the calculations made by independent actuaries, which in turn are based on assumptions provided by the Company.

The provisions are recorded based on: (i) current legislation (even when management believes that this legislation may be considered unconstitutional); (ii) the need to eliminate contingent gains upon credit offsetting resulting from litigation; and (iii) estimated payments of indemnities considered probable.

(f) Deferred income

Deferred income includes negative goodwill of merged companies, supported by the expected future profitability.

(g) Consolidated financial statements

The consolidated financial statements were prepared in accordance with the consolidation principles set forth in the Brazilian corporate law and supplementary provisions of CVM and include the financial statements of the Company and its subsidiaries, jointly-controlled entities, and Special Purpose Companies (Entidades de Propósito Específico - “EPEs”) in which the Company has direct or indirect share or management control, as shown below:

		Interest in total capital - %

		Head office
		(country)	Jun/2006	Mar/2006

Subsidiaries
Braskem Argentina	(vii)	Argentina	98.00
Braskem America Inc. ("Braskem America")	(ii)	USA	100.00
Braskem Incorporated Ltd. (“Braskem Inc.”)		Cayman Islands	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00
Braskem Distribuidora		Brazil	100.00	100.00
Companhia Alagoas Industrial – (“CINAL”)	(x)	Brazil	100.00	86.82
CPP - Companhia Petroquímica Paulista ("CPP")		Brazil	79.70	79.70
Polialden	(i)	Brazil		63.68
Tegal Terminal de Gases Ltda. ("Tegal")		Brazil	95.83	90.79
Politeno	(ix)	Brazil	96.16	33.96

Jointly-controlled entities	(iii)
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(viii)	Brazil	49.03	48.02
Companhia Petroquímica do Sul (“COPESUL”)		Brazil	29.46	29.46
Petroflex		Brazil	20.12	20.12
Petroquímica Paulínia	(iv)	Brazil	60.00	60.00

Special-purpose entities	(v)
Chemical Fundo de Investimento em Direitos Creditórios
(“Fundo Chemical”)	(vi)	Brazil	11.10	11.10
Chemical Fundo de Investimento em Direitos Creditórios
(“Fundo Chemical II”)	(vi)	Brazil	9.54	9.54
Fundo Parin		Guernsey	100.00	100.00
Sol-Fundo de Aplicação em Cotas de Fundos de Investimentos
(“FIQ Sol”)		Brazil	100.00	100.00
Fundo Guardian		Guernsey		100.00

Direct subsidiary of Polialden
Braskem America Inc. ("Braskem America")	(ii)	USA		100.00

Direct subsidiary of Braskem Participações
Investimentos Petroquímicos Ltda. ("IPL")		Brazil	100.00	100.00

Direct subsidiary of Copesul
COPESUL International Trading Inc.		Bahamas	100.00	100.00

Direct subsidiary of IPL
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00

Direct subsidiary of Braskem Distribuidora
Cayman		Cayman Islands	100.00	100.00

Direct subsidiary of Politeno
Politeno Empreendimentos Ltda (“Politeno Empreendimentos”)		Brazil	99,99

Direct Subsidiary of Politeno Empreendimentos
Santeno Irrigações do Nordeste Ltda (“Santeno”)		Brasil	99.99

(i)	Merged on May 31, 2006.
(ii)	A subsidiary of Braskem through merged company Polialden until May 31, 2006. From then on, the investee is a direct subsidiary of the Company.
(iii)	Investments consolidated on a pro rata basis, pursuant to CVM Instruction 247/96.
(iv)	Jointly-controlled subsidiary as a result of shareholders’ agreement provisions.
(v)	Investments consolidated in accordance with CVM Instruction 408/04.
(vi)	Interest corresponding to subordinated quotas held by Braskem.
(vii)	Including the interest of subsidiary Braskem Distribuidora, Braskem interest amounts to 100%.
(viii)	Including the interest of subsidiary CINAL, Braskem interest amounts to 53.61%.
(ix)	Jointly-controlled subsidiary until March 31, 2006. In the second quarter of 2006, the Company acquired the remaining share control of Politeno.
(x)	In June 2006, the Company acquired the remaining shares from minority stockholders.

In the consolidated financial statements, the intercompany investments and the equity in results, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, were eliminated.

Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheets and statements of operations for the periods, respectively. Minority interest corresponds to the respective participations in Politeno, CPP and Tegal.

Goodwill not eliminated on consolidation is reclassified to a specific account in permanent assets, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to "Deferred income".

For a better presentation of the consolidated financial statements, the cross-holding between the Company and subsidiaries Braskem Participações and Politeno was reclassified to “treasury shares”. The total shares held by these subsidiaries, as well as the shareholding in the Company’s total capital are shown below:

	Braskem Participações	Politeno

Common shares	580,331
Class “A” preferred shares	290,165	2,186,133
Interest in total capital	0.24%	0.60%

Pursuant to paragraph 1, article 23 of CVM Instruction 247/96, the Company no longer consolidates on a pro rata basis the financial statements of the jointly-controlled subsidiary CODEVERDE. This subsidiary is in pre-operating stage. Its information does not show significant changes and does not lead to distortions in the Company consolidated financial statements.

The reconciliation between the parent company and consolidated shareholders’ equity and the net income for the half year is as follows:

			Net income for the
	Stockholders’ equity			period

	Jun/06	Mar/06	Jun/06	Jun/05

Parent company	4,637,624	4,650,558	62,103	627,797
Cross holding classified as treasury shares	(60,999)	(13,110)
Exclusion of profits in subsidiary’s inventories	(2,189)	(5,020)	2,999	3,907
Exclusion of the gain on the sale of investment between
related parties	(38,476)	(38,476)
Exclusion of results of financial transactions between related
parties	(12,986)	(13,034)	1,058
Reversal of amortization of goodwill on the sale of
investments between related parties	16,140	15,114	2,061	2,061
Exclusion of the gain on the assignment of right of use
between related parties	(34,942)	(34,942)

Consolidated	4,504,172	4,561,090	68,221	633,765

(h) Supplementary information

To improve the information provided to the market, the Company presents its Statement of Cash Flow as supplementary information.

4 Cash and Cash Equivalents

	Jun/06	Mar/06

Cash and banks	63,407	53,359
Financial investments
Domestic	162,463	611,144
Abroad	689,347	566,476

	915,217	1,230,979

The domestic investments are mainly represented by quotas of a Braskem exclusive fund, which, in turn, holds quotas of domestic investment funds, such as fixed income investment funds, multiportfolio funds, investment funds in credit rights, and other fixed-income securities. Foreign investments mainly comprise an investment fund portfolio, regularly reassessed for risk by the Company. The fund amounts are highly liquid, redeemable in up to 90 days, and recorded at realizable values.

The Company maintains cash and cash equivalents sufficient to cover: (i) its working capital needs; (ii) investments anticipated in the business plan; and (iii) adverse conditions that may reduce the available funds.

Such funds are allocated in order to: (i) have a return compatible with the maximum volatility determined by the investment and risk policy; (ii) obtain a high spread of the consolidated portfolio; (iii) avoid the credit risk arising from the concentration in a few securities; and (iv) follow the market interest rate changes both in Brazil and abroad.

5 Marketable Securities

	Jun/06	Mar/06

Current assets
Investment and other funds	536,844	8,539

	536,844	8,539

Long-term receivables
Investment fund		511,600
Debentures with share in profit	6,826	6,826
Subordinated quotas of investment funds – credit rights	66,158	67,275
FINOR and other securities	10,174	10,184

	83,158	595,885

Total	620,002	604,424

The investment fund comprises a portfolio of foreign investment funds, the risk of which is regularly reassessed by the Company. The fund is recorded at realizable value.

6 Trade Accounts Receivable

	Jun/06	Mar/06

Customers
Domestic market	752,126	590,093
Foreign market	415,265	363,114
Allowance for doubtful accounts	(83,743)	(82,648)

	1,083,648	870,559
Long-term receivables	(25,051)	(28,546)

Current assets	1,058,597	842,013

The Company has introduced an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights (Chemical and Chemical II Funds – Note 3(g)) which pay the Company earlier than the normal maturity of these customer receivables.

Changes in the allowance for doubtful accounts are as follows:

	Jun/06	Jun/05

At the beginning of the period	72,945	46,201
Additions classified as selling expenses	47,795	24,976
Reversal of allowance / recovery of credits	(36,997)	(6,455)
Exchange variation		113

At the end of the period	83,743	64,835

7 Inventories
	Jun/06	Mar/06

Finished products	799,239	784,658
Work-in-process	37,654	38,476
Raw materials, production inputs and packaging	272,713	226,026
Warehouse (*)	330,768	312,295
Advances to suppliers	33,320	40,654
Imports in transit and others	9,420	8,520
Provision for adjustment to realization value	(15,049)	(15,641)

Total	1,468,065	1,394,988
Long-term receivables (*)	(41,306)	(53,345)

Current assets	1,426,759	1,341,643

(*) Based on its turnover, part of the maintenance materials inventory was reclassified to long-term.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related Parties

	Balances

	Current	Long-term	Current		Long-term
	assets	receivables	liabilities		liabilities

	Trade
	accounts	Related				Related
	receivable	parties	Suppliers	Suppliers	Debentures	Parties

Subsidiaries
Braskem America	17,133
Braskem Distribuidora		124
Braskem Importação						1,281
Braskem Participações						5,454
Braskem Inc.	20,335
Cayman	13	51
CINAL			4,954
CPP (i)		37
IPL						12
Lantana	38,366
Tegal (i)		3,634	2,099
Politeno	52,931	23,917				3,675
Politeno Empreendimentos						2,020

Jointly-controlled entities
CETREL (i)	56	135	719
Copesul	739		639,244
Petroflex	34,292
Petroquímica Paulínia (Nota 11(c))		58,240

Associated company
Borealis	2,318

Related parties
ODBPAR (ii)					1,065,994
Construtora Norberto Odebrecht ("CNO")			19,969
Petróleo Brasileiro S.A. ("Petrobras")		37,137	472,919	21,949
Petrobras Distribuidora S.A.			20,930
Other		1,758

At June 30, 2006	166,183	125,033	1,160,834	21,949	1,065,994	12,442

At March 31, 2006	67,157	98,711	1,131,851	22,761	1,032,965	3,164

(i) Amounts stated under “Related parties”, in long-term receivables, refer to advances for future capital increase.
(ii) Debentures issued by Braskem (Note 15).

				Transactions

		Raw materials,
	Product	service & utilities	Financial	Financial
	sales	purchases	income	expenses

Subsidiaries
Braskem America (ii)	4,665
Braskem Distribuidora			1
Braskem Importação				93
Braskem Inc.	20,130
Braskem Participações				175
Cayman	9,208		3
CINAL		23,205
Lantana	87,395
Polialden (i)	136,983
Tegal		8,325	33	13
Politeno	518,806

Jointly-controlled entities
CETREL	702	12,154
Copesul	2,283	1,318,664	7,551
Petroflex	215,825

Associated company
Borealis	60,213

Related parties
ODBPAR				66,646
CNO		61,193
Petrobras		1,271,500	1,859
Petrobras Distribuidora		133,744
Other			112

At June 30, 2006	1,056,210	2,828,785	9,559	66,927

At June 30, 2005	1,759,166	3,608,436	16,982	87,778

(i) Transactions carried out until the merger of Polialden on May 31, 2006.
(ii) Transactions carried out following the merger of Polialden on May 31, 2006.

“Trade accounts receivable” and “Suppliers” include the balances resulting from transactions with related parties, arising mainly from the following sales and purchases of goods and services:

Sales of Braskem:

Company	Products/inputs

Borealis / Cayman / Lantana /	Thermoplastic resins
Braskem America	Thermoplastic resins
Braskem Inc	Basic petrochemicals
Polialden / Politeno	Ethylene and utilities
Petroflex	Butadiene

Purchases of Braskem:

Company	Products/inputs/services

CINAL	Utilities, treatment and incineration of waste
Copesul	Ethylene, propane and utilities
Petrobras	Naphtha
Petrobras Distribuidora	Fuel oil
Polialden	Thermoplastic resins
CNO	Construction and maintenance services
Tegal	Gas storage services

Transactions with related parties are carried out at normal market prices and conditions, considering (i) for the sale of ethylene, the process that shares the margin with the second generation companies, and (ii) for the purchase of naphtha supplied by Petrobras, prices charged on the European market. During the first half of 2006, the Company also imported naphtha at a volume equal to 24% of its consumption.

The related parties balance includes current account balances and notes payable to group companies, remunerated at 100% of CDI.

The current accounts are used by the Company and its direct and indirect subsidiaries to centralize available cash in a central pool for settlement of their obligations. Financial charges on remittances and balances of the pool of funds are agreed upon by the account holders, considering the costs of funds charged to the individual participants by financial institutions, so that such charges are paid/transferred to the Company.

9 Taxes Recoverable

	Jun/06	Mar/06

Excise tax (IPI)	62,317	64,407
Value-added Tax on Sales and Services (ICMS)	586,856	439,550
Social Integration Program (PIS) and Social Contribution
on Revenues (COFINS) (standard operations)	100,152	64,548
Import duty	42,708	41,943
PIS – Decree-laws 2445 and 2449/88	54,621	50,896
Income Tax and Social Contribution	30,014	21,406
Income Tax on Net Income (ILL)	12,675	12,675
FINSOCIAL	14,221	14,221
Other	25,385	26,409

	928,949	736,055

Current assets	(331,377)	(305,666)

Long-term receivables	597,572	430,389

IPI

In the 1st quarter of 2005, the Company concluded the offset of the amount of IPI tax credit from acquisition of raw materials and inputs that are exempt from IPI, not subject to IPI taxation or taxed at a zero rate, related to transactions involving the establishments of merged company OPP Química S.A. (“OPP Química”), located in the State of Rio Grande do Sul. This credit arose from a claim lodged in July 2000, when OPP Química filed a lawsuit for full applicability of the non-cumulative principle for this tax to the establishments mentioned.

On December 19, 2002, the Federal Supreme Court (STF), based on past determinations of its Full Bench, judged an extraordinary appeal lodged by the National Treasury and affirmed the decision of the Regional Federal Court (TRF), 4th Circuit, recognizing the entitlement to an IPI tax credit from said acquisitions during a 10-year period prior to the filing date, plus monetary restatement and accrual of interest at the SELIC benchmark rate until actual use of these credits.

The STF determination was challenged by the National Treasury via special appeal known as "agravo regimental", which is pending judgment by the Second Panel of the STF. In this special appeal, the National Treasury is no longer challenging the Company’s entitlement to the IPI tax credit itself, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. According to the opinion of the Company’s legal advisors, however, all these aspects have already been settled in the STF and TRF decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses no risk of changes in OPP Química’s entitlement to the tax credit, even though the STF itself is revisiting this matter in a similar lawsuit involving another taxpayer (this judgment is currently on hold).

In December 2002, OPP Química booked the related tax credit of R$ 1,030,125, which was offset by the Company with IPI itself and other federal tax debts. Similar lawsuits have also been filed by the Company’s branches located in the States of São Paulo, Bahia and Alagoas (Note 16(ii)).

ICMS

Braskem has accumulated ICMS credits, basically on account of the high export volumes and product sales with tax deferral. Company management is taking steps to maximize the use of these credits, and no losses are expected at present. Considering management projections with respect to the realization of such credits, at June 30, 2006, R$ 408,573 (March 31, 2006 - R$ 247,669) was classified in long-term receivables.

10 Judicial Deposits and Compulsory Loan – Long-term Receivables

	Jun/06	Mar/06

Judicial deposits
Tax contingencies	72,869	59,370
Other	10,398	9,511

Compulsory loan
Eletrobrás	12,098	12,098

	95,365	80,979

11 Investments

(a) Information on investments

	Number of shares or quotas held (thousand)

	Jun/06				Mar/06					Interest in total capital (%)

	Common	Pref.			Common	Pref.
	Shares	shares	Quotas	Total	shares	shares	Quotas	Total	Jun/06	Mar/06

Subsidiaries
Braskem América	40			40					100.00
Braskem Argentina			19	19					98.00
Braskem Inc.	40,095			40,095	40,095			40,095	100.00	100.00
Braskem Participações	6,500,000			6,500,000	6,500,000			6,500,000	100.00	100.00
Braskem Distribuidora			31,649	31,649			31,649	31,649	100.00	100.00
CINAL	92,587	57,657		150,244	77,589	52,857		130,446	100.00	86.82
CPP	8,465			8,465	8,465			8,465	79.70	79.70
Polialden					263,690	147,214		410,904		63.68
Tegal			23,384	23,384			21,938	21,938	95.83	90.79
Politeno	62,422,578	1,189,473		63,612,,051					96.16

Jointly-controlled entities
CETREL	730			730	715			715	49.03	48.02
CODEVERDE	9,755			9,755	9,639			9,639	35.55	35.52
Copesul	44,255			44,255	44,255			44,255	29.46	29.46
Politeno					21,847,901	618,266		22,466,167	96.16	33.96
Petroflex	4,759	2,321		7,080	4,759	2,321		7,080	20.12	20.12
Petroquímica Paulínia	45,000			45,000	4,500			4,500	60.00	60.00

Associated companies
Borealis	18,949			18,949	18,949			18,949	20.00	20.00
Rionil			3,061	3,061			3,061	3,061	33.33	33.33
Sansuy			271	271			271	271	20.00	20.00

Information on subsidiaries’ investments

Braskem Distribuidora
Cayman	900			900	900			900	100.00	100.00
Braskem Argentina			1	1					2.00
Braskem Participações
IPL			295	295			295	295	100.00	100.00
IPL
Braskem Importação			252,818	252,818			252,818	252,818	100.00	100.00
Cayman
Overseas (i)	1			1	1			1	100.00	100.00
Lantana	5			5	5			5	100.00	100.00
Polialden
Braskem América (i)					40			40		100.00
Politeno
Politeno Empreendimentos			24	24					99.99
Politeno Empreendimentos
Santeno			3	3					99.99

(i)	Number of shares or quotas in units.

Information on investments (continued)

			Adjusted stockholders’
	Adjusted net income		equity (net capital
	(loss) for the period			deficiency)

	Jun/06	Jun/05	Jun/06	Mar/06

Subsidiaries
Braskem America (i)	961	0	5,804	0
Braskem Argentina			36
Braskem Inc.	(9,508)	(13,031)	103,768	125,921
Braskem International (ii)		69,070
Braskem Participações	948	36	21,508	20,511
Braskem Distribuidora (iii)	(6,636)		70,752	70,153
CINAL	8,920	(3,237)	89,919	81,671
CPP			10,621	10,621
Polialden		3,282		289,939
Tegal	(1,466)	(1,364)	14,240	15,728
Politeno	(11,221)		485,982

Jointly-controlled entities
CETREL	8,792	4,124	106,783	104,301
CODEVERDE			43,8187	42,811
Copesul	282,986	350,976	1,415,694	1,447,953
Petroflex	(6,215)	69,037	297,881	286,831
Petroquímica Paulínia			7,500	7,500
Politeno		45,126		499,864

Associated companies
Borealis	9,574	2,667	113,755	114,115
Rionil	81	(193)	5,897	5,885
Sansuy	(4,791)	(1,589)	(19,935)	(15,145)

Information on subsidiaries’ investments
Braskem Distribuidora
Cayman	(2,590)	(188)	(22,923)	(23,106)
Braskem Participações
IPL	78		467	430
IPL
Braskem Importação	77		456	419
Cayman
Lantana	(1,109)	(79,539)	(18,839)	(18,924)
Overseas	(1,607)	(2,877)	(88,793)	(87,982)
Polialden
Braskem América (i)		726		5,588
Politeno
Politeno Empreendimentos	785	1,848	14,040	14,125
Politeno Empreendimentos
Santeno	182	139	1,586

(i) Investment arising from the merger of Polialden (Note 1(b))
(ii) Company wound up on March 30, 2006.
(iii) Result derived from equity in the earnings of subsidiary (Note 3(g)).

(b) Investment activity in subsidiaries, jointly-controlled entities and associated companies

	Subsidiaries and jointly-controlled entities

	Braskem Importação	Braskem Distribuidora	Braskem Inc.	Braskem Participações	CETREL	CINAL	CETREL

At January 1		77,388	122,509	20,560	60,476	61,428	556,512
Addition through exchange/ purchase of shares/ merger	6,013				2,296	10,911
Dividends							(47,176)
Equity in the results	96	(6,636)	(9,508)	948	4,237	8,927	98,787
Amortization of goodwill					(2,014)	(78)	(16,138)
Exchange variation on foreign investment	(305)		(9,233)

At the end of the period	5,804	70,752	103,768	21,508	64,995	81,188	591,985

	Subsidiaries and jointly-controlled entities

	Jun/06						Mar/06

	Petroquímica
	Paulínia (ii)	Petroflex	Polialden(i)	Politeno(i)	Other	Total	Total

At January 1	45,000	55,497	487,735	508,679	28,929	2,024,713	2,024,713
Addition through exchange/ purchase of shares/ merger				237,504	3,710	260,434
Reversal/ write-off through merger	(40,500)		(188.777)			(229.277)	(40,500)
Dividends		2,569				(44,607)	2,567
Equity in the results		1,251	1,168	(9,865)	(1,369)	88,036	69,411
Set up of goodwill/(negative goodwill)					(2,918)	(2,918)
Transfer of goodwill through merger			(337,328)			(337,328)
Amortization of (goodwill)/negative goodwill			37,202	(30,375)	(35)	(11,438)	(39,406)
Exchange variation on foreign investment						(9,538)	(8,809)
Other					435	435	2

At the end of the period	4,500	59,317		705,943	28,752	1,738,512	2,007,978

(i)	Equity in the results includes the effect of the distribution of dividends for preference shares with incentives.
(ii)
The subscribed capital of this jointly-controlled entity is R$ 75,000, with 60% of the shares subscribed by the Company and 40% by Petroquisa. In September 2005, the stockholders made cash contributions of 10% of the subscribed capital. Pursuant to the shareholders’ agreement, the payment of shares will always be made so that the Braskem and Petroquisa hold 60% and 40% interests, respectively. For this reason, the payment made by Braskem in December 2005 was cancelled and will be made at a future time, simultaneously with payments made by Petroquisa.

				Associated companies

				Jun/06	Mar/06

	Borealis	Rionil	Outros	Total	Total

At January 1	22,823	1,946	992	25,761	25,761
Equity in the results	1,928	20	(992)	956	(963)
Dividends	(2,000)			(2,000)	(641)

At the end of the period	22,751	1,966		24,717	24,157

Goodwill and negative goodwill underlying the investments

							Jun/06	Mar/06

	Cetrel	Cinal	Copesul	Polialden	Politeno	Other	Total	Total
	(i)		(ii)	(ii)	(ii)

Goodwill cost	15,559		309,121	510,674	492,270		1,327,624	1,327,624
Accumulated amortization	(2,918)		(134,210)	(173,346)	(182,253)		(492,727)	(469,141)
Transfer of goodwill to deferred
charges through merger				(337,328)			(337,328)
Negative goodwill		(8,731)		(52,962)	(73,404)	(2,114)	(137,211)	(63,787)
Realization of negative goodwill
through merger				52,962			52,962

Goodwill (negative goodwill), net	12,641	(8,731)	174,911		236,613	(2,114)	413,320	794,696

(i) Goodwill based on the appreciation or property, plant and equipment and amortized up to 2015.
(ii) Goodwill based on expected future profitability and amortized up to 2011.

In the consolidated financial statements, goodwill is stated in property, plant and equipment or deferred charges, while negative goodwill is stated in deferred income, in accordance with CVM Instruction 247/96.

Provision for loss on investments

	Provision for loss on investments – Long-term liabilities

			Jun/06	Mar/06

	Braskem
	International	Other	Total	Total

At January 1	190,517	9,280	199,797	199,797
Reversal due to winding up of company	(170,349)		(170,349)	(170,349)
Operating resultl	(6,469)		(6,469)	(6,469)
Non-operating result		(84)	(84)	3,062
Exchange variation on stockholders’ equity	(13,699)		(13,699)	(13,699)

At the end of the period		9,196	9,196	12,342

(c) Information on the main investees with operating activities

Copesul

Copesul is engaged in the manufacture, sale, import and export of chemical, petrochemical and fuel products and the production and supply of utilities, as well as providing various services used by the companies in the Triunfo Petrochemical Complex in the State of Rio Grande do Sul and management of logistic services related to its waterway and terrestrial terminals.

Polialden

Polialden, merged into the Company on May 31, 2006, was engaged in the manufacture, processing, sale, import and export and any other activities related to the production or sale of high-density polyethylene and other chemical and petrochemical products. The main raw material for all of its products is ethylene, which was supplied by Braskem. Polialden operated an industrial plant in Camaçari - Bahia.

Politeno

Politeno is engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products is ethylene, which is supplied by Braskem. Politeno operates an industrial plant in Camaçari - Bahia. On April 4, 2006, the Company acquired common and preferred shares in Politeno, and now holds 100% and 96.15% of Politeno’s voting and total capital, respectively.

CETREL

The activities of CETREL are to supervise, coordinate, operate and monitor environmental protection systems; carry out research in the environmental control area and in the recycling of waste and other materials recoverable from industrial and urban emissions; monitor the levels of environmental pollution of air quality, water resources and other vital elements; perform environmental diagnostics; prepare and implement projects of environmental engineering solutions; develop and install environmental management systems and those relating to quality, laboratory analyses, training, environmental education and also specification, monitoring and intermediation in the acquisition of materials of environmental protection systems.

CINAL

CINAL is engaged in the implementation of the Basic Industrial Nucleus of the Alagoas Chlorinechemical Complex and the production and sale of goods and several services, such as steam, industrial water, industrial waste treatment and incineration of organochlorine waste for the companies located in the mentioned Industrial Nucleus.

Petroquímica Paulínia

On September 16, 2005, Braskem and Petroquisa formed Petroquímica Paulínia, which will be responsible for the implementation and operation of a new polypropylene unit to be built at Paulínia – São Paulo, using as raw material polymer-grade propylene supplied by Petrobras. Operations are scheduled to start by the beginning of 2008, using last-generation Braskem technology. The assignment of the right to use this technology gave rise to a gain of R$ 58,240 for the Company.

Investments in the new plant are estimated at US$ 240 million. The capital structure is expected to comprise approximately 30% of own funds and 70% of third-party funds, represented by long-term loans and financing.

12 Property, Plant and Equipment

	Jun/06			Mar/06

					Annual depre-
		Accumulated			ciation rates
	Cost	depreciation	Net	Net	(%)

Tangible assets

Land	21,264		21,264	21,264
Buildings and improvements	871,911	(378,167)	493,744	487,385	2 to 10
Machinery, equipment and facilities	6,811,452	(2,854,114)	3,957,338	3,922,112	3.33 to 20
Mines and wells	27,645	(22,620)	5,025	5,225	4 to 20
Furniture and fixtures	39,041	(33,614)	5,427	5,380	10
Information technology equipment	58,911	(47,698)	11,213	10,974	20
Projects in progress	1,196,623		1,196,623	1,054,508
Other	114,191	(50,809)	63,382	64,155	Up to 20 years

	9,141,038	(3,387,022)	5,754,016	5,571,003

Intangible assets

Brands and patents	512	(496)	16	19	10
Rights of use	2,441	(1,032)	1,409	1,429	5

	2,953	(1,528)	1,425	1,448

Total	9,143,991	(3,388,550)	5,755,441	5,572,451

Projects in progress relates mainly to projects to expand the capacity of the industrial units, operating improvements to increase the useful lives of machinery and equipment, development of a new integrated management tool for Braskem businesses, excellence projects in maintenance and production, as well as programs in the areas of health, technology and security, and capitalized interest, in the amount of R$ 68,805 (March 31, 2006 – R$ 47,936), determined based on the average rate of outstanding financing.

At June 30, 2006, property, plant and equipment includes the appreciation, in the form of goodwill, in conformity with CVM Instruction 319/99, in the net amount of R$ 849,305 (March 31, 2006 - R$ 864,081).

As from January 2006, in accordance with IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such expenses, which arise from the partial or full production stoppage, occur at scheduled intervals from two to six years and are amortized to production cost until the beginning of the next maintenance shutdown.

Until December 2005, such expenses were recorded in Deferred charges and amortized to production cost through the beginning of the next shutdown. Accordingly, the adoption of Technical Interpretation 01/2006 does not impact the determination of the Company's production costs.

Also because of the adoption of Technical Interpretation 01/2006, in the first quarter of 2006, the Company recorded additional depreciation of machinery and equipment in the amount of R$ 164,890. As this is a change in accounting criterion and depreciation in relation to years prior to 2006, this amount, net of the income tax effect, was recorded in Stockholders’ equity, as Accumulated losses, as required by Technical Interpretation 01/2006 (Note 20(e)).

13 Deferred Charges

	Jun/06	Mar/06

Costs
Pre-operating expenses	64,041	61,018
Rights to manufacturing processes	27,949	27,421
Organization and system implementation expenses	253,312	243,450
Expenditures for structured operations	314,442	314,442
Goodwill on merged/consolidated investments (i)	1,865,550	1,528,222
Research and development	59,799	59,386
Other	17,502	17,504

	2,602,595	2,251,443
Accumulated amortization	(1,101,216)	(1,000,085)

	1,501,379	1,251,358

(i) The goodwill on merged investments is based on expected future profitability and is being amortized in up to ten years, according to the appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in conformity with CVM Instruction 247/96.

14 Loans and Financing

Foreign currency
	Annual financial charges	Jun/06	Mar/06

Eurobonds	Note 14 (a)	1,636,691	1,220,802
Advances on foreign exchange
contracts	US$ exchange variation + fixed interest of 4.98% to 5.15%	90,730
Export prepayment	Note 14 (b)	388,495	405,343
Medium – Term Notes	Note 14 (c)	1,181,137	1,188,661
Raw material financing	US$ exchange variation + interest of 1.38% to 2.50% above LIBOR	26,471	27,114
	YEN exchange variation + fixed interest of 6.70%	1,830
Permanent asset financing	US$ exchange variation + interest of 3.88% above LIBOR	12,174	16,699
	US$ exchange variation + fixed interest of 6.49% to 7.14%	6,158	6,431
Local currency
BNDES	Fixed interest of 6.50% to 12.60% + restatement (TJLP and UMBNDES) -
	Note 14 (d)	185,928	164,056
BNB	Fixed interest of 11.81% - Note 14 (d)	74,926	60,270
FINEP	Fixed restatement (TJLP)- Note 14 (d)	22,453	22,346
Acquisition of shares	Note 14 (e)	187,075	181,805
Project financing (NEXI)	YEN exchange variation + interest of 0.95% above TIBOR - Note 14(f)	281,038	281,633

		4,095,106	3,575,160
Less: Current liabilities		(940,540)	(476,972)

Long-term liabilities		3,154,566	3,098,188

UMBNDES = BNDES monetary unit.
LIBOR = London Interbank Offered Rate.
TIBOR = Tokyo Interbank Rate.

(a) Eurobonds

Composition of bonds issued by the Company:

	Amount		Interest
Issue	US$ thousand	Maturity	p.a.	Jun/06	Mar/06

Jun/1997	150,000	Jun/2007	9.00%	325,051	333,599
Jul/1997	250,000	Jul/2015	9.375%	545,161	559,931
Jun/2005	150,000	No stated maturity	9.75%	325,951	327,272
Apr/2006	200,000	No stated maturity	9.00%	440,528

				1,636,691	1,220,802

(b) Prepayments of exports

	Amount	Settlement
Date	US$ thousand	date	Charges	Jun/06	Mar/06

Dec/2002	97,200	Jun/2006	1.25% p.a. + 6-month LIBOR		578
Jun/2004	200,000	Jun/2009	1.45% p.a. + 6-month LIBOR	325,696	332,806
Jan/2005	45,000	Jan/2008	1.55 % p.a. + 3-month LIBOR	62,799	71,959

				388,495	405,343

(c) Medium-Term Notes ("MTN") program

	Amount
Issue	US$ thousand	Maturity	Interest p.a.	Jun/06	Mar/06

3rdTranche	275,000	Nov/2008	12.50%	595,183	597,410

4th Tranche	250,000	Jan/2014	11.75%	541,075	543,100

				1,136,258	1,140,510

			Interest	44,879	48,151

				1,181,137	1,188,661

(d) BNDES, BNB and FINEP

These loans relate to various transactions aiming at increasing production capacity, as well as environmental programs, operating control centers, laboratory and waste treatment stations. Principal and charges are payable monthly up to June 2016.

In June 2005 a further BNDES credit line was approved, in the amount of R$ 384,600, and the first tranche of R$ 100,789 was released on July 27, 2005 and the second tranche of R$ 30,015 was released on December 21, 2005.

(e) Acquisition of shares

This loan refers to the acquisition from BNDESPAR of one billion shares of Braskem Participações, made in September 2001, by the merged company Nova Camaçari Participações S.A. (“Nova Camaçari”). The loan principal is payable in full in August 2006. The principal bears interest of 4% p.a. and TJLP, due annually as from August 2002. Subject to the rights of current stockholders, BNDEDSPAR has the option, at any time, prior to maturity date, to convert the principal amount and corresponding accrued interest in class “A” preferred shares in the Company.

(f) Project finance

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand - R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529. The principal is payable in 11 installments as from March 2007, with final maturity in June 2012.

As part of its risk management policy (Note 22), the Company entered into a swap contract in the total amount of these loans, which, in effect, change the annual interest rate to 101.59% of CDI for the tranche drawn down in March, and 104.29% and 103.98% of CDI for the tranches drawn down in September 2005. The swap contract was signed with a leading foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded under monetary variation of financing (Note 23).

(g) Repayment schedule

Long-term loans mature as follows:

	Jun/06	Mar/06

2007	133,786	550,838
2008	822,443	812,750
2009	154,566	143,502
2010	91,667	81,357
2011 and thereafter	1,952,104	1,509,741

	3,154,566	3,098,188

(h) Guarantees

In the case of short-term loans, the Company has given security such as trade bills receivable and promissory notes.

Long-term loans are secured by liens on fixed assets, shares, shareholders sureties, bank guarantees and promissory notes. Certain long-term operations are guaranteed by Surety Bonds and mortgages of the Company's industrial plants.

At June 30, 2006, the Company is the direct guarantor of loans of jointly-controlled entity Petroflex for a total of R$ 15,494. This guarantee corresponds to the maximum amount of potential future repayments (not discounted) that the Company may be required to make.

15 Debentures

Composition of transactions:

	Unit	Final maturity
Issue	value	date	Remuneration	Payment of remuneration	Jun/06	Mar/06

1st (i)	R$ 10	07/31/2007	TJLP variation + interest of	Upon maturity	1,065,994	1,032,965
			5% p.a
12th (ii)	R$ 100	06/01/2009	117% of CDI	Semi-annually as from 12/2004	303,954	319,389
13th (ii)	R$ 10	06/01/2009	104.10% of CDI	Semi-annually as from 12/2005	303,515	317,192

					1,673,463	1,669,546

(i) Private issue of debentures convertible into class “A” preferred shares. At present, these securities are held by ODBPAR (Note 8).
(ii) Public issues of debentures not convertible into shares.

The debenture activity can be summarized as follows:

	Jun/06	Mar/06

Balance at January 1	1,608,642	1,608,642
Financial charges	118,524	60,904
Amortization	(53,703)

Balance at the end of the period	1,673,463	1,669,546
Less: Current liabilities	(7,469)	(36,581)

Long-term liabilities	1,665,994	1,632,965

16 Taxes and Contributions Payable – Long-term Liabilities

		Jun/06	Mar/06

IPI credits offset
IPI – export credit	(i)	622,516	609,657
IPI – zero rate	(ii)	486,226	311,184
IPI – consumption materials and property, plant and equipment		39,768	38,482

Other taxes and contributions payable
PIS /COFINS - Law 9718/98	(iii)	250,961	230,077
Education contribution, SAT and INSS		32,521	32,521
PAES - Law 10684/03	(iv)	40,966	42,059
Other		10,843	6,114

(-) Judicial deposits		(68,832)	(66,288)

		1,414,969	1,203,806

The Company has brought suit against some changes in Brazilian tax law, defending – among other claims – its entitlement to Excise Tax (IPI) credits originating from the purchase of assets and from product exports. As for contingent IPI credits, which had been offset against several federal tax debts, the Company recognized them as liabilities to eliminate contingent gains, and provisioned interest on these liabilities at the SELIC benchmark rate. The Company has not recorded tax credits that may be viewed as unrealized contingent assets

(i) IPI Tax Credit on Exports (Crédito-prêmio)

This refers to lawsuits for court recognition of the IPI credit (crédito-prêmio) introduced by Decree-law 491/69 as an incentive to manufactured product exports.

The Company and the merged company Nitrocarbono filed a motion for writ of mandamus in September 2003, and the resulting court decision granted an entitlement to these credits for a five-year period preceeding the filing date, which may be offset against all taxes administered by the Federal Revenue Secretariat. The Federal Government lodged an appeal, which is pending judgment by the TRF, 1st Circuit.

The merged company OPP Química obtained a court decision holding the case partially valid, authorizing the offset of the tax credit against federal tax debts for the units located in Rio Grande do Sul. This decision was overturned by the TRF, 4th Circuit. Special and extraordinary appeals were then lodged by the Company, and are pending judgment by the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), respectively.

The merged company Trikem, in its São Paulo unit, filed a motion for writ of mandamus on these same grounds. This case is pending judgment by first-instance courts.

The merged companies OPP Química and Trikem, in their Bahia industrial units, also filed a lawsuit on these same grounds. The case was ruled against them, and the Company appealed this unfavorable decision. This appeal is pending judgment by the TRF, 1st Circuit.

The merged company Trikem, in its Alagoas units, filed a motion for writ of mandamus over this same matter. A mandamus was granted and entitlement to this tax credit on exports was given for a 10-year period prior to the filing date. The TRF, 5th Circuit upheld this favorable decision, but reduced the time span to five years. Special and extraordinary appeals lodged against this ruling by the STJ and STF, respectively. In hearing this Special Appeal, STJ ordered TRF, 5th Circuit to revisit the limitation period for credits. The company filed a motion to clarify this decision, which is pending judgment by STJ.

The outside legal counsel of the Company believe that the chances is possible of success with respect to the IPI tax credit (crédito-prêmio) itself and the effects of monetary restatement (recovery of understated inflation indexes, monetary restatement and accrual of the SELIC benchmark rate) are good, in light of issuance of Federal Senate Resolution No. 71 in December 2005 and, above all, considering the favorable decision recently handed down by STJ in this specific regard.

(ii) IPI – Zero rate

The merged companies OPP Química and Trikem have filed lawsuits in the States of São Paulo, Bahia and Alagoas, claiming IPI tax credits from the purchase of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate.

An injunctive relief was denied to the lawsuit underway in São Paulo, but the TRF, 3rd Circuit granted staying effects to recognize the Company’s entitlement to said tax credit. A first-instance decision is pending.

The TRF, 1st Circuit found in favor of the lawsuit lodged in Bahia, and the Federal Government filed special and extraordinary appeals against such decision. The special appeal was not accepted by both the TRF and the STJ, and the extraordinary appeal is pending judgment by the STF.

Finally, the Alagoas case was held valid by the TRF, 5th Circuit, but a formal defect in this judgment caused the STJ to remand the case to the TRF for remediation of this defect. The case is at the STJ pending judgment on the Company’s motion to clarify. The Company’s outside counsel believes that the case is likely to prevail in the Brazilian courts.

In August 1999, the merged company Polialden filed a motion for writ of mandamus and was authorized to offset the IPI credits originated from the preceding five years acquisition of raw materials and inputs that are exempt from IPI, not subject to IPI taxation or taxed at a zero rate. The TRF,1st Circuit affirmed this decision, and special and extraordinary appeals lodged by the Federal Government then followed . The case was lodged to the Superior Court of Justice.( STJ ).

(iii) PIS/COFINS - Law 9,718 of 1998

The Company has brought a number of lawsuits to challenge the constitutionality of the changes deriving from Law 9718/98, which, in practice, increased the value of PIS and COFINS contributions as from February 1999, as described below:

. COFINS – increase in rate from 2% to 3%, and the tax base was expanded to include nearly every corporate income in addition to the sale of goods and services;

. PIS – expansion of the tax base as in COFINS.

For the period after December 2002 (when Law 10637/02 came into effect), all discussions over the constitutionality of the PIS tax base (Law 9718/98) became void, due to the new non-cumulative system adopted for this tax. Similarly, after February 2004, when Law 10833/03 came into force, the discussions over the COFINS tax base became void as well. As from such dates, the Company started paying these contributions as prescribed by legislation, without prejudice to claims related to past periods.

As court disputes still hold valid for the period that Law 9718/98 was in effect, and since the STF Full Bench determined in November 2005 that the increase in PIS and COFINS tax bases under said law is unconstitutional, the status of each case is as follows:

. The Company brought a lawsuit alleging that the COFINS tax base expansion in March 1999 was unconstitutional. An injunctive relief only authorized a judicial deposit of the amount under dispute. A writ of mandamus was eventually granted, but the TRF, 1st Circuit overturned the first-instance decision. The Company lodged an extraordinary appeal. A court decision was published favorably to the Company in December 2005, and became final and conclusive in February 2006. As a consequence, the Company’s liability at R$ 82,519, was reversed to “other operating income” at the end of the period. Out of this sum, R$ 64,322 have been deposited in court. As the final decision was favorable to the Company, it has requested that the deposit be released. This request is pending approval. Finally, the undue payment of such contribution at R$ 14,583 was recognized in the Company’s quarterly results.

. The Company filed for a writ of mandamus challenging the constitutionality of the PIS tax base expansion in March 1999. A writ of mandamus was issued, but the TRF, 1st Circuit overturned this decision. The Company lodged an extraordinary appeal at the STF, which rendered a favorable decision (published in December 2005). This decision became final and conclusive in February 2006, and amounted to R$ 7,103. The liability was reversed to results under “Other Operating Income”. Finally, the undue payment of such contribution at R$ 6,381 was recognized in the Company’s quarterly results.

. The Company filed a lawsuit for non-payment of COFINS at a rate of 3%, in October 2001. A writ of mandamus was rejected, and the Company appealed this decision, which is pending judgment by the TRF, 1st Circuit.

. In other cases pending judgment, the Company is challenging the PIS and COFINS tax base expansions as well as the COFINS rate increase for merged subsidiaries Proppet, Nitrocarbono S.A.,CEMAN - Central de Manutenção Ltda. (CEMAN) and ODEQUI. On the referred cases the Company obtained favorable decisions regarding the PIS and COFINS tax base expansions, and some decisions became final and conclusive. As a result of this event, the amount of R$ 1,373 was reversed from the Company’s liability when computing the results at the end of the period. The amount of R$ 12,361 is still provided for as a liability.

. The merged companies OPP Química and Trikem brought a lawsuit together with other companies, challenging the lawfulness and constitutionality of the COFINS tax base expansion. This case was held valid, and the Federal Government appealed this decision. The case is pending judgment by the TRF, 1st Circuit. In August 2003, the merged company Trikem opted partially to desist from the case as regards the tax rate increase, and enrolled in PAES (Note 16(iv)) for payment of its tax liabilities in installments. The amount provisioned for in this regard was R$ 197,301 as of June 30, 2006.

. The merged companies OPP Química and Trikem, along with other companies, filed a motion for writ of mandamus challenging the lawfulness and constitutionality of PIS tax base expansion in July 1999. A writ of mandamus was granted, but the TRF, 1st Circuit overturned this decision. An extraordinary appeal lodged against this ruling is pending judgment by the STF. After distribution of the extraordinary appeal, an incidental motion for writ of prevention was lodged at the STF to stay payment of PIS at the expanded tax base. The writ of prevention was granted, and the Extraordinary Appeal was eventually granted by STF. The amount provisioned for in this regard was R$ 25,630 as of June 30, 2006.

Based on those court orders, OPP Química was released from paying or depositing any amounts relating to the tax increases introduced by Law 9718/98 up to its merger into the Company. Except for the increase in the COFINS rate, in which it partially desisted from the action, the company Trikem is in the same situation as OPP Química.

Incorporated company Polialden filed a motion for writ of mandamus in 1999 to challenge the COFINS tax rate increase. The case was held partially valid, suspending the payment of COFINS at the higher rate while the court order releasing the company from CSL tax remained in force. Both litigants presented appeals, which are pending judgment by the TRF, 1st Circuit. The unpaid COFINS tax came to R$ 1,672 in FY 1999, and Polialden applied for installment payment of this tax liability.

Effective 2000, Polialden paid COFINS at 3%. In September 2000, Polialden lodged another motion for writ of mandamus, this time to keep on paying COFINS at 2% and to offset the increased COFINS tax with CSL payments. Polialden made judicial deposits at R$ 11,826 to secure such claims. Denial of the writ of mandamus was appealed at the Regional Federal Court (TRF), 1st Circuit. Polialden's appeal was rejected there, and an extraordinary appeal against such rejection was lodged at the Federal Supreme Court (STF).

Until January 2004, Polialden paid COFINS at 2% and made judicial deposits for the 1% difference. In February 2004, Polialden started paying COFINS as per Law 10833/03, which provided for new assessment criteria

Polialden filed a writ of mandamus in June 2005, challenging the constitutionality of the PIS and COFINS tax base expansion under Law 9718/98 and applying for offset of overpaid taxes during the effectiveness of said law. The writ of mandamus was granted, and the Federal Government’s appeal is pending judgment.The amount provisioned for in this case is R$ 15,669

Given the recent conclusive decisions favorably to taxpayers concerning this increase in the PIS and COFINS tax base, the Company’s Management, in reliance on the opinion rendered by its legal counsel, believes that OPP Química, Trikem and Polialden are likely to successful. Favorable results will translate into a positive impact for the Company at R$ 106,510, considering the amounts provisioned on June 30, 2006.

(iv) Special Installment Program (PAES) - Law 10,684/03

Federal Law No. 10684 was published on May 30, 2003, instituting the PAES program which offers taxpayers with liabilities to the Federal Revenue Secretariat or the National Treasury Attorney’s Office (whether past-due tax liabilities already acknowledged or being challenged in court) the possibility of paying their overdue debts as at February 28, 2003 in up to 180 monthly successive installments.

Among other benefits, this legislation provides for a 50% reduction in the default fine as well as the adoption of the Long-Term Interest Rate (TJLP) for restatement of installments (replacing the SELIC rate, which is higher).

In August 2003, the merged company Trikem opted to desist from its lawsuit against the COFINS rate increase, thus qualifying for the favorable payment conditions under the PAES program. The amount due is being paid in 120 monthly installments, and this option was confirmed upon payment of the first installment on August 31, 2003. OnJune30, 2006 the outstanding debt is R$ 46,428, of which R$ 5,462 is classified in current liabilities and R$ 40,966 in long-term liabilities (on March 2006 – R$ 48,067, being R$ 6,008 as current liabilities and R$ 42,059 in long-term liabilities).

Even though the Company has made timely payments to date as successor by merger to Trikem S/A, the National Treasury Prosecutor Office in the State of Bahia (“PFN/BA”) disqualified the Company from PAES on the argument that the installments should have been recalculated because the Company’s gross revenues are higher than those of the merged company Trikem and, accordingly, the Company was paying such installments at less than 1.5% of its gross revenues.

As explained above, however, Trikem joined PAES to settle a specific debt (corresponding to an increase in the COFINS rate) in at least 120 installments, in accordance with the PAES rules.

The Company filed a motion for writ of mandamus against this decision, and the courts entered an injunction on March 13, 2006 reinstating the Company in PAES for payment of the debt in at least 120 installments without regard to the Company’s gross revenues.

PFN/BA also held that the consolidated debt value under PAES was higher than the amount corresponding to the increase in the COFINS rate. On April, 28 2006, the Company filed a request for administrative review of such PFN/BA opinion at the Federal Revenue Secretariat.

Management believes that the instalment plan is in conformity with the pertinent legislation and will be upheld as initially proposed.

17 Income Tax and Social Contribution on Net Income

(a) Current income tax

	Jun/06	Jun/05

Income (loss) before income tax	(23,733)	801,461

Adjustments to net income (loss) for the period
Permanent additions	17,355	21,441
Temporary additions	143,475	132,327
Permanent exclusions	(97,821)	(99,103)
Temporary exclusions	(108,839)	(547,440)

Taxable income (tax loss) before offset of tax loss carryforward	(69,563)	308,686
Utilization of tax losses (30%)		(92,606)

Taxable income (tax loss) for the period	(69,563)	216,080

Income tax (15%) and surcharge (10%)		54,008
Other	89	(273)

Income tax expenses for the period	89	53,735

The Company recorded tax losses in 2006 and, accordingly, is not entitled to exemption/ abatement benefits. At June 30, 2005, exemption / abatement of income tax amounted to R$ 46,381.

(b) Deferred income tax

(i) Composition of deferred income tax

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standards on the accounting of income tax, supplemented by CVM Instruction 371/02, the Company has the following accounting balances of deferred income tax:

Composition of deferred income tax asset:	Jun/06	Mar/06

Tax loss carryforwards	513,984	417,994
Amortized goodwill on investments in merged companies	440,806	146,764
Effect of adoption of IBRACON Technical Interpretation 01/2006	167,074	164,890
Temporarily non-deductible expenses	530,178	496,786

Potential calculation basis of deferred income tax	1,652,042	1,226,434

Potential deferred income tax (25%)	413,011	306,609

Unrecorded portion of deferred income tax	(4,425)	(4,425)

Deferred income tax - assets	408,586	302,184

Activity:

Opening balance	277,250	277,250
Addition of Polialden balance	3,937
Setting up/(realization) of deferred income tax on tax loss carryforwards	17,391	(5,769)
Income tax on amortized goodwill of merged company Polialden	75,875
Deferred income tax on amortized goodwill of merged companies	(3,464)	(1,099)
Income tax on effects of Technical Interpretation 01/2006 (adjusted against
Retained Earnings)	41,768	41,222
Deferred income tax on temporary provisions	(4,171)	(9,420)

Closing balance	408,586	302,184

Deferred income tax (liabilities) on accelerated depreciation:
Opening balance	(8,525)	(8,525)
Utilization of deferred income tax	294	147

Closing balance	(8,231)	(8,378)

Deferred income tax in results	85,925	(16,141)

Deferred income tax assets arising from tax losses and timing differences are recorded taking into account analyses of future tax profits, supported by studies prepared based on internal and external assumptions and current macroeconomic and business scenarios approved by the Company's management.

(ii) Estimated timing of the realization of deferred income tax assets

In addition to the positive impacts from the corporate restructuring (Note 1 (b)), the Company's business plan at December 31, 2005 foresees the generation of future taxable income based on projections and feasibility studies primarily influenced by price, foreign exchange, interest rate and market growth assumptions and other variables relevant to the performance of Braskem. The studies show that the corporate income tax credit from tax losses, in the amount of R$ 128,496, will be fully utilized between 2006 and 2010.

Deferred income tax credits on timing differences, mainly comprised of goodwill in the amount of R$ 105,777, and provisions in the amount of R$ 132,545, are justified by their full utilization due to the accounting realization of goodwill and provisions.

The realization of corporate income tax credits on goodwill is expected to occur as follows:

2006	9,786
2007	19,573
2008	19,573
2009	20,126
2010	20,126
2011	11,224
2012	2,294
2013	1,025
2014	1,025
2015	1,025

105,777

The accounting for deferred income tax assets does not consider the portion of amortized goodwill on investments in merged companies, the realization term of which exceeds 10 years (R$ 17,698).

Concerning temporarily non-deductible expenses, deferred income tax was calculated on tax expenses which are currently being challenged in court and other operating expenses, as is the case of the provision for doubtful accounts.

It should be noted that assets recorded refer only to those amounts the realization of which is supported by projections of taxable income, brought to present value, utilized by the Company over up to 10 years, considering also that tax losses available for offset are limited to 30% of net income for the year before income tax and tax exemption and abatement benefits.

As the income tax taxable basis is determined not only by the potential future profits, but also the existence of non-taxable revenues, non-deductible expenses, fiscal incentives and other variables, there is no immediate correlation between the Company's net income and the income tax results. Accordingly, the expectation of using tax credits should not be construed as an indication of the Company's future results.

(c) Social Contribution on Net Income (CSL)

In view of the discussions over the constitutionality of Law 7689/88, the Company and the merged companies OPP Química and Trikem filed a lawsuit against payment of CSL.

The TRF, 1st Circuit had expressly recognized the unconstitutionality of this tax, and the decisions favorable to the Company and the merged companies became final and conclusive. However, the Federal Government filed a rescission action against the decisions on the lawsuits of the Company and Trikem, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a rescission action in the case of OPP Química, the first final and conclusive decision remained in force.

The rescission action filed by the Federal Government was held valid in the first and second instances, but tax payments are still on hold. Currently, appeals to the rescission action are pending judgment by the STF and STJ.

Based on the referred STF decision, the Federal Revenue Secretariat has issued tax infraction notices against the Company and the merged companies, and administrative defenses have been filed against such notices.

Based on the opinion of its outside legal counsel, the Company believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the rescission action is held valid, it cannot be applied retroactively to enactment of the law, and thus the Company has made no provisions for this tax.

If retroactive payment is required (contrary to the opinion of the Company’s outside legal counsel), the Company believes that the possibility of imposing a fine is remote. Accordingly, the amount payable, restated based on the SELIC benchmark rate, would be R$ 679,000 (March 31, 2006 - R$ 607,800), excluding the fine.

18 Tax Incentives

(a) Corporate income tax

From calendar years 2002 to 2011, the Company has the right to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities. The Camaçari polyethylene plant has the same right for the same period, except for the unit of former Polialden, a merged company, which will be entitled to this benefit up to 2012. The PVC plant at Camaçari has the same right from 2005 to 2013. The PVC plant in Alagoas and the PET plant at Camaçari are exempt from corporate income tax calculated on the results of their industrial operations until 2008.

Productions of caustic soda, chloride, ethylene dichloride and caprolactama enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

At the end of each fiscal year, in the case of taxable profit resulting from the benefited operations, the income tax amount is recorded as expense for the year and credited to a capital reserve account, which can only be used to increase the capital or absorb losses.

(b) Value-added tax - ICMS

The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund - FUNDOPEM and State of Alagoas Integrated Development Program - PRODESIN, respectively. Such incentives are designed to foster the installation and expansion of industrial facilities in those States. Incentives determined for the first half of 2006 amounted to R$ 4,831 (1st half of 2005 – R$ 1,180). The accounting treatment of such incentives is the same applied to the income tax incentive.

19 Investment Units

Braskem has developed a Long-Term Incentive Plan, under which those involved in strategic programs can acquire Investment Units.

The unit value of the Investment Units was calculated as the average closing price of Braskem class “A” preferred shares on Bovespa from October 2005 to March 2006, and is equal to R$ 18.14.

As an incentive to purchase Investment Units, the program participants received a bonus of 1 Investment Unit for each Investment Unit already purchased.

The program participants will be entitled to a return equivalent to the amount of dividends and/or interest on own capital attributed to the holders of each Braskem class “A” preferred share.

The composition and cost of Investments Units at June 30, 2006 is as follows:

	Number	Value

Investment Units
Issued	97,367	1.766
Granted as bonus	97,367	1.766

Total	194,734	3.532

20 Stockholders’ Equity

(a) Capital

At June 30, 2006, The Company’s subscribed and paid-up capital is R$ 3,508,272, divided into 123,492,142 common, 246,107,138 class “A” preferred, and 803,066 class “B” preferred shares, all of them with no par value. At the same date, the Company’s authorized capital comprises 488,000,000 shares, of which 175,680,000 are common, 307,440,000 are class “A” preferred, and 4,880,000 are class “B” preferred shares.

The Extraordinary General Meeting held on May 31, 2006 approved the Company’s capital increase by R$ 105,304 as a result of the merger of the subsidiary Polialden (Note 1(b)).

(b) Share rights

Preferred shares are non-voting but ensure priority to the receipt of a non-cumulative dividend of 6% p.a. on their unit value, in accordance with the net income available for distribution. Only Class "A" preference shareholders share equally with the common shares in the remaining net income, and common shares are entitled to dividends only after priority dividends have been paid to the holders of preference shares. Only Class “A” preference shareholders share equally with common shares in the distribution of shares resulting from the incorporation to capital of other reserves. Class “B” preference shares are not convertible into common shares. However, at the end of the non-transfer period provided for in the applicable law, they can be converted into Class “A” preference shares at any time, at the ratio of 2 Class “B” preference shares for each Class “A” preference share.

Class “A” and Class “B” preference shares have priority to the return of capital in the case of liquidation.

Shareholders are ensured a mandatory dividend of 25% of net income for the year, adjusted in accordance with the Brazilian Corporate Law.

Pursuant to the Understanding Memoranda for the Execution of Shareholders’ Agreement, the Company must distribute dividends corresponding to not less than 50% of the net income for the year, as long as the required reserve amounts are sufficient to allow for the efficient operation and development of the Company's businesses.

Under the terms of Eurobond and MTN agreements (Notes 14(a) and (c)), the payment of dividends, interest on capital or any other profit distribution is limited to the higher of 50% of net income for the year, or 6% of the unit value of class “A” and “B” preference shares.

(c) Treasury stock

The Board of Directors meeting held on May 3, 2006 approved and implemented a Share Buyback Program, under which common and class "A" preferred shares in the Company will be acquired to be kept in treasury and subsequently sold and/or cancelled, with no reduction in capital.

Until June 30, 2006, the Company acquired 4,003,600 class "A" preferred shares, at the average cost of R$ 14.21 per share. The low and high quotations during this period were R$ 12.42 and R$ 15.46 per share, respectively.

At June 30, 2006, shares held in treasury comprised 4,470,947 class “A” preferred shares, for a total value of R$ 58,873. The total value of these shares based on the average quotation at the Bovespa session of June 30, 2006 is R$ 59,419.

(d) Appropriation of net income

The Extraordinary Shareholders’ Meeting held on April 7, 2006 approved the appropriation of the net income for 2005, in the amount of R$ 685,775, as follows: (i) R$ 270,000 distributed as interest on own capital, of which R$ 179,369 to Class “A” preference shareholders, R$ 452 to Class “B” preference shareholders, and R$ 90,179 to common shareholders; (ii) R$ 55,743 as dividends, of which R$ 37,094 to Class "A" preference shareholders, and R$ 18,649 to common shareholders; (iii) R$ 34,289 to the Legal reserve, and (iv) R$ 325,743 to the Revenue reserve for expansion. Payment of interest on own capital and dividends commenced on April 18, 2006.

(e) Statement of changes in stockholders’ equity

		Capital reserves		Revenue reserves

		Tax		Legal	Retention	Treasury	Accumulated
	Capital	incentives	Other	reserve	of profits	stock	losses	Total

At January 1, 2006	3,402,968	396,264	557	68,923	780,294	(1,905)		4,647,101
Capital increase	105,304							105,304
Repurchase of shares						(56,968)		(56,968)
Change in accounting policy							(123,667)	(123,667)
Tax incentives		3,751						3,751
Net income for the period							62,103	62,103

At June 30, 2006	3,508,272	400,015	557	68,923	780,294	(58,873)	(61,564)	4,637,624

In 2006, the Company adopted the accounting policy established in IBRACON Technical Interpretation 01/2006, addressing the accounting for shutdown expenses for maintenance of industrial plants. This standard requires that expenses with goods and services to restore the future economic benefits from the assets be recorded in Property, Plant and Equipment and added to those assets that were subject to maintenance during the shutdown.

Braskem carries out programmed, regular shutdowns at intervals which vary from two to six years. Until December 2005, these expenses were recorded in Deferred charges and amortized through the beginning of the next stoppage. Additionally, the compliance with the new standard implies the recognition of the depreciation related to the parts and components which are replaced during each shutdown. As this is a change in accounting policy relating to depreciation in periods prior to 2006, the adjustment was recorded in Accumulated losses, as stated below:

Effect of the adoption of Technical Interpretation 01/06	(164,889)
Deferred income tax - assets	41,222

Net effect recorded in stockholders’ equity	(123,667)

21 Contingencies

(a) Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Companies Employees Union in the State of Bahia (SINDIQU¥MICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ. The employees’ labor union seeks retroactive adjustment of wages and salaries. In December 2002, the STF judged an appeal from SINPEQ and affirmed a previous decision from the Superior Labor Court (TST), determining that economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. SINDIQUIMICA appealed this decision. The case was included in the trial docket in June 2003, but judgment was stayed when two out of five opinions (both favorable to SINPEQ) had already been rendered. When judgment resumed on May 31, 2005, the appeal was rejected by unanimous opinion. On October 24, 2005, SINDIQU¥MICA filed a motion to review (embargos de divergência), which was accepted for trial.

Based on the opinion of the Company’s outside legal counsel, Management believes in a favorable outcome for the companies, and thus no amount was thus provisioned in connection with this case.

(b) Holders of Preferred Shares

Some holders of Class “B” preferred shares issued by the Company under a tax incentive program claim that they are entitled to profit distribution on a par with the holders of common and Class “A” preferred shares. One of these lawsuits was found against the Company, which prompted Braskem to file a rescission action to set aside such unfavorable ruling; as a result, the courts entered an injunctive relief staying the enforcement of this award until a final and conclusive decision were eventually rendered in the rescission action. On December 11, 2003, the Bahia State Court of Justice held Braskem’s rescission action fully valid, vacating the previous judgment handed down by this same court and rejecting the pleadings of shareholders on account of an express breach of special laws. In June 2004, the shareholders filed a special appeal (recurso especial) at the Superior Court of Justice (STJ), but it was not accepted by resolution of the Chief Justice of the Bahia State Court of Justice in November 2004; as a result, the shareholders appealed this decision once again at the STJ. In September 2005, after discussions over the timeliness of the shareholders’ special appeal, it was passed up to the STJ. The Company’s legal counsel believes that the chances of success in this case are high, notably because the Company’s case is backed by legal opinions from renowned jurists and by court rulings on this specific issue.

Incorporated company Polialden faced a similar issue in relation to the the local stock exchange regulator, CVM, which was resolved in a decision rendered by the CVM Board on August 10, 2000, which granted Polialden’s appeal and concluded that "the minimum dividends payable to preferred shares are 6% ..., capped at 8% of this same value or the equivalent to 25% of net profits at yearend, whichever is higher, as the company has done over the last 10 years; such shares are not entitled to remaining profits, as the bylaws have clearly set the maximum dividends attaching to such shares."

Backed by such CVM decision and other court rulings favorably to the companies, and in reliance on legal opinions prepared by renowned legal advisors and jurists, the Company’s Management has abided by the rule set out in its bylaws for payment of dividends to common shares and to preferred shares under incentive, capping the payments to those preferred shares at 6% of the nominal value of the Company’s capital stock, and considering the maximum 25% compulsory dividend distribution as provided for in the Company’s bylaws.

Despite the existence of legal opinions, past court rulings and the CVM Board decision favorably to the Company’s stance that preferred shares under incentive do not qualify for the remaining profits, some holders of preferred shares under incentive have looked to the courts for recognition of their purported entitlement to dividends on an equal footing with common shares.

Most court decisions already rendered in this regard have been favorable to the companies. However, in August 2001, contrary to the consolidated stance of the CVM Board over this issue, and despite the legal opinions issued by renowned jurists about this matter, the 4th Panel of STJ held a special appeal valid against Polialden, acknowledging the appellant shareholder’s entitlement to dividends on equal conditions vis-à-vis the holders of common shares, based on resolutions adopted in some past shareholders’ meetings. This decision is still being appealed, and the Company (as successor to Polialden) will continue to defend its interests.

Most judicial bonds posted by Polialden as security for preliminary injunctions entered favorably to some shareholders, in an amount corresponding to the shortfall asserted by those shareholders in connection with the dividends approved at the Annual General Meetings of 2002 and 2004, have already been released, except for the amounts relating to dividends distributed to a certain shareholder in 2004, at the historical value of R$ 804. It should be stressed that the grounds for one of the STJ decisions favorable to the Company, leading to cancellation of an existing injunction, were that the case was yet to be heard in a final and conclusive manner, and the decision on a special appeal cannot extend to resolutions adopted in subsequent meetings, but only to general meetings dealt with in the main suit underway at the STJ.

All first- and second-instance decisions on the merits of suits recently filed by the holders of shares under incentive have recognized the differentiated treatment accorded to preferred shares under incentive as prescribed by the Company’s bylaws, considering that said shares were issued under a special tax incentive program. It should also be stressed that the merits of such disputes are yet to be entertained in a final and conclusive manner; for this reason, and in reliance on the CVM Board decision, on opinions from legal counsel and on recent court rulings on this issue, the Company’s Management believes that no additional dividends are payable to preferred shares under incentive, and for this reason the Company is acting in strict abidance by its bylaws under prevailing laws.

(c) Offsetting of tax credits

From May through October 2000, the merged companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (“DCC’s”) issued in response to an injunctive relief entered in a motion for writ of mandamus (“MS SP”). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (“MS RJ”) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without judgement of merit, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC’s. Based on these ordinances, the Federal Revenue unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276,620 were posted by the Government in December 2005 concerning the Company’s alleged tax debts originating from the offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies classified the chances of success in those cases as probable, mostly in light of the indisputable validity and liquidity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

Finally, on October 3, 2005, the Federal Supreme Court held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal counsels to Assignor and to the Company believe that the offsetting procedures carried out by the merged companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Irrespective of the final and conclusive decision in MS RJ, the legal counsels to Assignor and to the Company, in addition to a jurist consulted on this specific issue, believe that the tax liabilities purportedly related to offsetting procedures carried out by the merged companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was submitted in the form of a judicial bond insurance policy (seguro garantia). Finally, the Company filed a motion against enforcement, which is pending judgment.

The Company’s legal counsel has classified the chances of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(d) National Social Security Institute – INSS

The Company is a party to several social security disputes in the administrative and judicial spheres, totaling R$ 153,288 as of June 30, 2006. The Company has made judicial deposits for R$ 15,100, and R$ 18,200 is secured by a portion of its inventory. The Company has provisioned social security contingencies in the amount of R$ 8,500. Further, the Company has credits with INSS under court dispute, totaling R$ 54,855. These credits are off the balance sheet.

In October 2000, INSS fined absorbed the merged company Polialden for non-submission of evidence as to collection of social security contributions owed by contractors from May 1995 through December 1998, as well as for non-payment of the employer’s social security contribution on payroll from May 1998 through January 1999, which amounted to R$ 8,217 on June 30, 2006.

Based on the outside legal counsel’s opinion, the Company’s Management provisioned for the amount of R$ 8,500. For the outstanding amount, as the Company’s stance is likely to prevail in these disputes, the Company’s Management believes that no amount is owed in this regard and, as such, the corresponding sums have not been provisioned for.

(e) Other court disputes involving the Company

The Company is defendant in civil lawsuits filed by the parent company of a former caustic soda distributor and by a carrier that rendered services to said former distributor, totaling R$ 25,534 on June 30, 2006. This former distributor seeks redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of outside legal counsel sponsoring the Company in these lawsuits, the Management believes that the cases will possibly be rejected, no provisions have been made for this matter.

In the 2nd quarter of 2005, the Petrochemical and Chemicals Companies Employees Union in Triunfo (RS) and Camaçari (BA) lodged labor actions claiming overtime payment. The Company has filed the proper defense to these claims and the Management does not expect any loss to result from the final judgment.

As of 2006, the Company is respondent in approximately 1,208 labor claims, including those mentioned above, totaling R$ 259,315 (March – R$ 247,219). Based on the opinion of outside legal counsel, most of these labor claims are likely to be judged favorably to the Company and, for this reason, no amounts were provisioned in this respect. The cases classified as a probable loss have been provisioned at R$ 13,328 by the Company.

22 Financial Instruments

(a) Risk management

Since the Company operates in the domestic and international financial markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates. The bank accounts, financial investments and other accounts receivable are subject to credit risk. The Company has developed policies and procedures for risk evaluation, report preparation and mathematical models for the monitoring of these risks and possible use of derivatives to mitigate them.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common types which use cash, as adopted by the Company, are financial applications abroad (Certificates of deposit, securities in U.S. dollars, foreign mutual funds, time deposits and overnight deposits) and put and call options. The types of currency hedge which do not involve the use of cash are swaps of foreign currency for CDI and forwards.

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted the following methodology: hedging of the principal and interest falling due in the next 12 months in, at least (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts (“ACCs”) of up to six months and Advances on Export Contracts (“ACEs”); and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) (b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. Part of the long-term loans is linked to the U.S. dollar (Note 14).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, linked to local interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) rate and IGPM inflation index.

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts may be commercial agreements or derivative contracts relating to future sales.

(e) Exposure to credit risk

The operations that subject the Company to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing Braskem to the risk of the financial institution involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Market value of derivative instruments

To determine the estimated market value of financial instruments, the Company uses quotations for similar transactions or public information available in the financial market, as well as valuation methodologies generally accepted and utilized by counterparties. These estimates do not necessarily guarantee that such operations could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

23 Financial Income (Expenses)

	Jun/06	Jun/05

Financial income
Interest income	68,302	53,689
Monetary variation of financial investments, related parties and accounts receivable	5,682	4,313
Monetary variation of taxes recoverable	28,748	3,289
Exchange variation on foreign currency assets	(130,567)	(221,489)
Other	16,317	26,965

	(11,518)	(133,233)

Financial expenses
Interest on financing and related parties	(150,437)	(183,864)
Monetary variation of financing and related parties	(106,907)	(112,937)
Monetary variation and interest on taxes, contributions and suppliers	(93,734)	(72,465)
Losses on derivative transactions	(17,777)
Expenses with vendor transactions	(45,395)	(55,500)
Discounts granted	(25,232)	(12,327)
Exchange variation on foreign currency liabilities	302,466	591,505
Taxes and charges on financial transactions	(45,357)	(49,091)
Other	(96,605)	(41,259)

	(278,978)	64,062

Financial results, net	(290.496)	(69,171)

24 Other Operating Income and Expenses

	Jun/06	Jun/05

Income (expenses)
Rental of facilities and assignment of right of use	12,720	13,040
Recovery of taxes (Note 16(iii))	112,399	312
Sale of sundry materials	4,469	5,290
Recovery of costs and expenses	4,461	567
Other operating income/(expenses), net	(28,757)	931

	105,292	20,140

25 Insurance Coverage

The Company has a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At June 30, 2006, insurance coverage for inventories, property, plant and equipment, and loss of profits of the Company amounts to R$ 4,104,816 per claim, while the total of all insured assets is R$ 9,140,337.

26 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

The formation of Braskem involved the integration of six sponsoring companies and three different pension plans managed by Fundação PETROBRAS de Seguridade Social - PETROS ("PETROS"), PREVINOR - Associação de Previdência Privada ("PREVINOR") and ODEPREV - Odebrecht Previdência ("ODEPREV"). In addition to sponsoring different private pension plans, the Company has approximately 800 employees who do not participate in company-sponsored pension plans, as no new benefits were granted to employees since the inception of the Company.

Management ceased to provide benefits to new employees in order to devise a single, legitimate solution for all participants, with a view to protecting the plan participants’ financial assets.

Experts engaged by the Company recommended that ODEPREV be the only supplementary pension plan entity sponsored by the Company. Furthermore, employees who do not participate in the PETROS and PREVINOR plans were offered the opportunity of joining the ODEPREV plan, retroactively to August 16, 2002.

In early June 2005, the Company communicated to PETROS and PREVINOR its intended withdrawal as a sponsor effective June 30, 2005. With regard to Petros, the Company is completing the calculation of mathematical reserves of participants, that define potential requirements of contribution by the Company to settle previous commitments. Following the completion of actuarial calculations, the proposed withdrawal as a sponsor will be submitted for the approval of the Supplementary Pension Plan Secretariat, a Social Security Ministry department in charge of regulating and inspecting private pension plans. To support the potential contribution mentioned above, the Company recorded a provision of R$ 58,554 in long-term liabilities.

As to PREVINOR, the reserve computations have been completed and the entity has a surplus, so that no contributions by the Company are required. The process is under review by the Supplementary Pension Plan Secretariat. Following the approval, active participants’ and beneficiaries’ rights will be settled.

Benefits to retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year, in advance, the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

Currently, the active participants in ODEPREV total 2,285 (March 31, 2006 – 2,137).

Up to June 30, 2006, the contributions of the sponsors and employees amounted to R$ 5,629 (1st half of 2005 - R$ 2,923) and R$ 6,932 (1st half of 2005 - R$ 4,149), respectively.

27 Raw Material Purchase Commitments

The Company has contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum commitment for consumption under these four-year contracts amounts to approximately R$ 238,600 (not reviewed).

The Company acquires from Copesul ethylene and propylene for its units at the Southern Petrochemical Complex, under a contract in force until 2014. The minimum annual purchase commitment corresponds to 268,200 metric tons of ethylene and 262,200 metric tons of propylene. Considering the prices ruling at June 30, 2006, this commitment corresponds to R$ 1,215,100 (not reviewed). If the Company does not acquire the minimum volume, it must pay 40% of the current price of the amount not purchased. Based on 40% of prices charged as of June 30, 2006, the amount would be equal to R$ 486,040 (not reviewed).

Braskem purchases naphtha under contracts establishing a minimum annual purchase volume equal to R$ 6,084,500 (not reviewed), based on market prices as of June 30, 2006.

28 Subsequent Events

(a) Spin-off of Cinal

On July 4, 2006, the Board of Directors and Fiscal Council of Braskem approved a proposal to merge the net assets spun-off from Companhia Alagoas Industrial – CINAL, a wholly-owned subsidiary of Braskem. On July 20, 2006, the Extraordinary Stockholders’ Meeting of Braskem approved this transaction.

Pursuant to the Appraisal Report of CINAL’s Stockholders’ Equity, issued by independent experts as of March 31, 2006, the book value of the assets which were spun-off and reverted to Braskem is R$ 58,211. The equity variations between the base date of the transaction and the date of approval of the spin-off were recorded by the Company as equity in the results.

(b) Administrative Council for Economic Defense - CADE

On July 19, 2006, CADE approved by unanimous vote the acquisition of Politeno by the Company (Note 1 (b)). CADE members took this decision based on their understanding that the Brazilian petrochemical industry has international reach and therefore the transaction is no threat to competition.

Supplementary Information

Statement of Cash Flows for the Periods Ended June 30, 2006 and 2005

	Parent company		Consolidated

	Jun/06	Jun/05	Jun/06	Jun/05

Net income for the period	62,103	627,797	68,221	633,765
Adjustment to reconcile net income:
Depreciation, amortization and depletion	427,130	408,171	481,767	444,923
Amortization of goodwill (negative goodwill), net	14,354	83,755	12,409	76,135
Equity in the results of investees	(88,992)	(73,056)	85	(755)
Reversal of (profision for) loss on investments	(6,469)	(44,711)
Tax incentives			(11,443)	(21,394)
Exchange variation on investments	(4,161)	(22,623)	218	(11,641)
Adjustment to realizable value of investments
(change in criterion)			(356)	402
Gains (losses) on interest in investments
and others		2,293	(13,503)	1,788
Gains (losses) on permanent asset disposal		12	(1,376)	1,272
Interest and monetary and exchange variations,
net	169,729	(23,529)	158,732	(38,021)
Recognition of tax credits	(80,584)		(80,584)
Minority interests			742	637
Deferred income tax	(85,925)	119,929	(91,026)	119,772
Other	9,974	5,152	9,697	2,492

	417,159	1,083,190	533,583	1,209,375

Effect of mergers of investments	147,699	2	8,751

Financial efffects on cash	152,424	125,011	134,557	119,835

Cash generation before changes
in operating working capital	717,282	1,208,203	676,891	1,329,210

Changes in operating working capital
Marketable securities	(27,200)		(109,642)
Trade accounts receivable	(15,071)	(18,921)	(93,141)	44,458
Inventories	(59,994)	(26,693)	(90,880)	(40,570)
Taxes recoverable	(152,367)	(80,618)	(178,516)	(94,906)
Prepaid expenses	13,330	19,543	22,330	20,059
Dividends received	90,586	151,276	2,000	2,000
Other accounts receivable	(13,192)	(19,024)	(54,275)	(62,374)
Suppliers	9,776	347,720	(13,704)	526,856
Taxes and contributions	(39,467)	(17,766)	(46,314)	(14,469)
Tax incentives	3,750	47,561	15,293	69,139
Advances from customers	(23,528)	47,283	(23,958)	28,111
Other accounts payable	(254)	(66,529)	43,074	(29,500)

Generation of cash from operations before financial
effects	503,651	1,592,035	149,158	1,778,014

Exclusion of financial cash effects	(152,424)	(125,011)	(134,557)	(119,835)

Generation of accounting cash from operations	351,227	1,467,024	14,601	1,658,179

Statement of Cash Flows for the Periods Ended June 30, 2006 and 2005 (continued)

	Parent company		Consolidated

	Jun/06	Jun/05	Jun/06	Jun/05

Proceeds from the sale of permanent assets	44		44
Additions to investments	(242,365)	(117,240)	(236,635)	(15,841)
Additions to intangible assets			(12)
Additions to property, plant and equipment	(345,801)	(210,828)	(384,264)	(319,880)
Additions to deferred charges	(30,339)	(84,188)	(32,008)	(16,079)

Cash used for investments	(618,461)	(412,256)	(652,875)	(351,800)

Short-term debt
Funds obtained	1,084,877	160,844	1,598,339	402,412
Repayment	(1,419,017)	(1,300,636)	(2,025,077)	(1,542,278)
Long-term debt
Funds obtained	462,542	910,774	545,160	1,315,665
Repayment			(1,059)	(23,579)
Related parties
Funds obtained	117,514	252,860	1	1,885
Repayment	(144,834)	(363,705)	1,618	(115,799)
Dividends paid to stockholders and minority
interests	(322,752)	(203,931)	(342,382)	(210,244)
Capital increase			(117)
Repurchase of shares	(56,969)		(56,969)

Other			(2,581)	(11,218)

Generation (use) of cash in financing	(278,639)	(543,794)	(286,303)	(183,156)

Generation (use) of cash and cash equivalents	(545,873)	510,974	(924,577)	1,123,223

Represented by
Cash and cash equivalents, beginning of period	1,461,090	1,556,147	2,135,742	1,834,792
Cash and cash equivalents, end of period	915,217	2,067,121	1,211,165	2,958,015

Generation (use) of cash and cash equivalents	(545,873)	510,974	(924,577)	1,123,223

This statement was prepared in accordance with the criterions described on the Accounting Norms and Procedures – NPC 20 – Statement of Cash Flows, released by IBRACON – Institute of Idenpendent Auditors of Brazil.

Major transactions that do not affect cash and cash equivalents

The following transactions, that do not affect cash and cash equivalents, were excluded from the statements of cash flows:

.. Shares issuance and utilization of treasury stock shares for minority interest acquisition on controled entities (Nota 20(b));

.. Minority interest acquisition of Polialden Petroquímica S.A., with shares issuance.

*      *      *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Augut 28, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer